

Penn National Gaming, Inc.



2002 Annual Report

Penn National Gaming



Each year, Penn National Gaming strives to deliver growth both from its portfolio of well-established regional gaming properties and through the acquisition of complementary gaming assets. In 2002 the Company again successfully achieved both of these objectives.

The acquisition of three Hollywood Casino properties mark the newest additions to Penn National's growing portfolio of entertainment gaming facilities. With the Hollywood addition Penn National now owns or operates gaming or pari-mutuel properties in eight jurisdictions in North America and on a combined basis, Penn National Gaming and Hollywood Casino Corporation generated 2002 revenues in excess of $1 billion.

Table of Contents


HOLLYWOOD

Consolidated Financial Highlights





Net revenues (in millions)
1999
2000
2001
2002
$0
$25
$50
$75
$100
$125
$150
$175
$200
$225
$250
$275
$300
$325
$350
$375
$400
$425
$450
$475
$500
$525
$550
$575
$600
$625
$650
$675
$700
$725



EBITDA (in millions)*
1999
2000
2001
2002
$ 0
$ 5
$ 10
$ 15
$ 20
$ 25
$ 30
$ 35
$ 40
$ 45
$ 50
$ 55
$ 60
$ 65
$ 70
$ 75
$ 80
$ 85
$ 90
$ 95
$ 100
$ 105
$ 110
$ 115
$ 120
$ 125
$ 130
$ 135
$ 140
$ 145

** Earnings before interest, taxes, depreciation and amortization, loss on change in fair value of interest rate swap and gain/loss on sale of assets and inclusive of earnings from joint venture (EBITDA)*



Diluted earnings per share before extraordinary item
1999
2000
2001
2002
$ .00
$ .05
$ .10
$ .15
$ .20
$ .25
$ .30
$ .35
$ .40
$ .45
$ .50
$ .55
$ .60
$ .65
$ .70
$ .75
$ .80
$ .85
$ .90
$ .95
$1.00
$1.05
$1.10
$1.15
$1.20
$1.25
$1.30
$1.35
$1.40
$1.45

Year ended December 31,	1999	2000	2001	2002
(In thousands, except per share data)				
Income statement data				
Net revenues	$170,360	$291,801	$517,137	$657,546
Income from operations	17,665	45,159	76,891	102,123
Income before extraordinary item	6,733	18,575	23,758	36,014
Net income	6,733	11,992	23,758	30,863
Per share data				
Basic				
Income before extraordinary item	$ .23	$ .62	$ .78	$ .95
Net income	.23	.40	.78	.82
Diluted				
Income before extraordinary item	.22	.60	.75	.92
Net income	.22	.39	.75	.79
Weighted shares outstanding				
Basic	29,674	29,936	30,653	37,775
Diluted	30,392	30,886	31,837	39,094
Balance data sheet				
Cash	$ 9,434	$ 23,287	$ 38,378	$ 55,121
Total assets	189,712	439,900	679,377	765,480
Total debt	91,213	309,299	458,909	375,018
Shareholders' equity	66,272	79,221	103,265	247,000
EBITDA	$ 26,496	$ 59,481	$112,336	$141,359

The last twelve months have been monumental for Penn National as we reported record 2002 earnings, completed a very successful equity offering and two highly competitive debt financings and acquired the outstanding Hollywood Casino™ assets. We expect to extend our uninterrupted record of financial growth in 2003 and to set the framework for an even stronger year in 2004.



ear Shareholders:

I am pleased to report that 2002 was another outstanding year for Penn National as we continued to build and diversify our gaming operations while achieving record financial results. Importantly, all of our properties, with the exception of the racing operations, delivered year-over-year improvements in revenue and cash flow. We believe these gains reflect the benefits we are generating from acquired properties based on the combination of facility expansion and improvement programs, marketing initiatives and the appointment of strong local management. Our growth has not gone unnoticed as for the second year in a row, Penn National was included on Fortune magazine's list of the 100 Fastest-Growing Companies in the U.S. In 2002 we moved up to 12th position from 58th position in 2001. In addition to the record financial results, the year was punctuated with our announcement of the acquisition of Hollywood Casino Corporation and its three Hollywood-themed casino entertainment facilities.

Property Expansion and Enhancements

During the year we continued to actively yet prudently upgrade our facilities to improve patron satisfaction and market share growth. We successfully completed the construction and opening of our new 291-room Bay Tower Hotel at Casino Magic - Bay St. Louis while also making significant improvements to the property's other amenities. We also oversaw the final construction and opening of the 300-room all-suite hotel at Casino Rama in Orillia, Ontario. In the summer, we opened our 1,500 space parking facility at Charles Town Races & Slots™, as well as Phase 1 of our new 125,000 square foot gaming, restaurant and entertainment facility. Phase 2 will open in the Summer of 2003, enabling us to add 800 more gaming machines bringing our total gaming machine count to 3,500 at Charles Town. When we complete Phase 2, Charles Town will be the largest gaming facility east of Nevada and west of a few facilities in Atlantic City and Connecticut, which offer more slot stations.

Property Performance Drives Financial Results

With a 27% revenue gain and nearly 30% rise in net income, Penn National's record 2002 operating results were driven by growing cash flow contributions from our largest properties – Charles Town Races™, Casino Rouge, Casino Magic - Bay St. Louis and Boomtown Biloxi and a full year contribution from our Casino Rama management contract. Additionally, several of our properties including Charles Town, Casino Rouge and Boomtown Biloxi continued to outperform their respective markets, which we believe reflects the



growing attractiveness of Penn National's regional slot-driven entertainment product. Our 2002 cash flow improvements overcame declines at our Pennsylvania and New Jersey racing operations that were impacted by several days of inclement weather and closures. Clearly, we are pleased with these results as they underscore the validity of our long-term operating principles.

Management

Our outstanding property performance and market share gains would not be possible without strong guidance from our Wyomissing, Pennsylvania corporate headquarters and sound management at the property level. Given its importance in ensuring our future success, throughout 2002 we continued to strengthen our management team, both at the corporate and property levels. We will continue to build bench strength throughout 2003 as we've nearly doubled the size of the Company with the addition of the Hollywood Casino properties. Our approach to management is to operate in a decentralized manner and to hire the highest caliber property level management in the industry. Our property leaders are given a tremendous amount of latitude to run their businesses around core principles that have been established with their involvement at our corporate offices. Penn National's President and Chief Operating Officer, Kevin DeSanctis, has spearheaded our highly focused effort to establish our core values and business objectives and has overseen their implementation throughout our organization. It would be difficult for me to overstate the considerable competence and focus that Kevin has brought to our company. He has provided the leadership that has allowed us to integrate and develop our new properties so successfully, while at the same time continuing to build competence through every level of our business. Understanding and serving our guests, providing the training and framework for our staff, company-wide, is a huge focus of our entire Wyomissing team.

This year John Finamore joined us as Sr. Vice President of Regional Operations, where he is providing oversight to our West Virginia facility along with managing our expansion in Pennsylvania, should gaming legislation be enacted. Our management team was further strengthened by the additions of Jon Zimmerman, General Manager at Casino Rouge, who has provided outstanding leadership since joining us in the first quarter of 2002, and Thomas Burke, new General Manager of our Bullwhackers properties. Additionally, Pat Murphy was promoted to the position of General Manager of Boomtown Biloxi in recognition of his performance as Vice President of Slot Operations since the property opened. I should also note the excellent job that John Jagunich and his team have done with the opening of our new hotel at Bay St. Louis, which is driving significant financial growth at that property. During 2002 we also made two significant additions to our corporate headquarters with Jordan Savitch joining us as Senior Vice President and General Counsel, and David Zamarin being named Vice President of Marketing.

Hollywood Casino

In August 2002, we announced an agreement to purchase Hollywood Casino Corporation, which owns and operates Hollywood-themed casino entertainment facilities in Aurora, Illinois; Tunica, Mississippi; and Shreveport, Louisiana. The acquisition and necessary financing was successfully completed in March 2003. The Hollywood Casino assets represent some of the finest middle-market gaming properties in the United States. We believe Hollywood's operations will prove to be excellent additions to Penn National, providing significant financial and geographical diversification.

Last year, Hollywood Casino's Aurora facility completed a major expansion. Hollywood Casino's Shreveport resort has been open for only two years. As a result, neither of these properties will require major near-term capital investments for expansion or refurbishment. In both cases these properties are viewed as the premier facility in their respective markets and have access to the major metropolitan feeder markets of Chicago and Dallas. Hollywood Tunica has proven to be a consistent performer with over 500 rooms, ample meeting space, an 18-hole championship golf course and is an attractive destination resort. Like its Aurora and Shreveport counterparts, the Tunica casino is a superior facility that will require very modest near-term capital expenditures. Our vision is to blend the successful operating and management disciplines of both companies to generate improved financial performance over prior-year periods. Finally, in Hollywood Casino we are acquiring a solid brand with widespread recognition that can be applied to other Penn National assets to enhance marketing opportunities and promote operating efficiencies.

During the year we continued to actively yet prudently upgrade our facilities to improve patron satisfaction and market share growth. Our outstanding property performance and market share gains would not be possible without strong guidance from our Wyomissing, Pennsylvania corporate headquarters and sound management at the property level.

Penn National Today and in the Future

With the completion of the Hollywood Casino transaction, Penn National now owns six dockside gaming facilities, a pari-mutuel horse racing facility with slots, a land-based casino, three pari-mutuel horse racing operations (including our New Jersey Joint Venture), eleven off-track wagering sites, and holds a Canadian casino management contract. Reflecting its broadened asset base, Penn National now owns or operates gaming or pari-mutuel properties in eight jurisdictions in North America. On a combined basis, Penn National Gaming and Hollywood Casino Corporation generated 2002 revenues in excess of $1 billion.

Upon closing the Hollywood Casino transaction in March 2003, we provided revenue and earnings guidance, which, for the year 2003 (with our 10-month ownership of Hollywood) should produce revenues of approximately $1.2 billion. And, with Hollywood, our company-wide employment now numbers nearly 15,000 people. This is quite a contrast to Penn National at the time of its May 1994 initial public offering when we owned a single Pennsylvania race track and two off-track facilities and generated full-year revenues of about $46 million. At our current annual revenue run rate, Penn National is now ranked as the seventh largest public gaming company in the United States.

This year, we will finish our expansion at Charles Town, complete the hotel improvements in Tunica, Mississippi, and with a series of smaller projects, essentially finish all of the major capital expenditures planned for our current portfolio of gaming facilities. Throughout the balance of this year and 2004, we expect to generate very significant free cash flow and plan to deploy that cash to significantly reduce our variable rate debt.

We remain focused on the legislative effort in Pennsylvania to secure slot machines at our two race-tracks, Penn National and Pocono Downs. We believe that for the first time in many years the prospect for securing favorable legislation is very good. I sincerely hope that by this time next year, I will be able to report that our long-declining racing operations have begun a bright new future with the addition of slot machines at these two locations.

Finally, we continue to survey the ever-consolidating gaming universe. The Company maintains a focused and ongoing analysis of possible acquisitions that would be complementary to our existing operations and additive to our long-term earnings. But, as always, we remain patient and disciplined in our approach to expansion.

The last twelve months have been monumental for Penn National as we reported record 2002 earnings, completed a very successful equity offering and two highly competitive debt financings and acquired the outstanding Hollywood Casino assets. We expect to extend our uninterrupted record of financial growth in 2003 and set the framework for an even stronger year in 2004. With our continued focus on operations and serving customers, further strengthening our already formidable management team and generating growing financial results, we expect to deliver significant share-holder value in coming years. Thank you for joining us as shareholders of Penn National Gaming – we look forward to reporting to you on our continued progress.



Peter M. Carlino
Chairman of the Board &
Chief Executive Officer

April 4, 2003



Officers (l to r): Robert S. Ippolito, Vice President, Secretary and Treasurer; Kevin DeSanctis, President and Chief Operating Officer; John Finamore, Sr. Vice President of Regional Operations; Richard Orbann, President, Racing Operations; Jordan B. Savitch, Esq., Sr. Vice President and General Counsel; William J. Clifford, Sr. Vice President Finance and Chief Financial Officer.



Three of a Kind


HOLLYWOOD

Hollywood Casino, Aurora, IL
Hollywood Casino, Tunica, MS
Hollywood Casino, Shreveport, LA

Three Great Casino Entertainment Properties . . . One Great Theme and Brand!

Each Hollywood Casino facility acquired by Penn National in March 2003 features the grandeur, excitement and over-the-top entertainment that you would expect from properties with a name that evokes the glitz and glamour of the silver screen.

Hollywood Casino – Aurora, a 117,000 square foot dockside casino and entertainment facility is located in Aurora, Illinois, approximately 35 miles west of downtown Chicago. The dockside casino has 53,000 square feet of gaming space on a single level featuring 1,105 slot machines and 36 table games.

Hollywood Casino – Tunica, a casino, hotel and entertainment complex located in Tunica County, Mississippi, approximately 30 miles south of Memphis, Tennessee. The Tunica casino features a 54,000 square-foot casino with approximately 1,600 slot machines and 36 table games. The Tunica casino's 506-room hotel is currently undergoing an $8 million renovation that is expected to be completed in mid-2003.

Hollywood Casino – Shreveport, a 229,000 square foot entertainment facility located in Shreveport, Louisiana, approximately 180 miles east of Dallas, Texas. The Shreveport resort features the largest dockside casino in the Shreveport market, a 403-room, all-suite hotel, and extensive restaurant and entertainment amenities. The property's dockside casino contains approximately 59,000 square feet of space with approximately 1,434 slot machines and approximately 66 table games.



Hollywood Casino, Tunica, MS

Foundations of Our Success



Central to Penn National's successful growth strategy over the last decade has been its ability to identify acquisition targets which leverage our property development, marketing and management skills, while also expanding and diversifying the geographic breadth of our operations.

This strategy has delivered strong results as we acquired Casino Magic - Bay St. Louis and Boomtown Biloxi in Mississippi; Casino Rouge, Baton Rouge, Louisiana;



Casino Magic-Bay St. Louis, Bay St. Louis, MS
Boomtown Biloxi, Biloxi, MS
Casino Rouge, Baton Rouge, LA
Bullwhackers, Black Hawk, CO
Casino Rama, Rama, Ontario

the Bullwhackers casino properties in Black Hawk, Colorado, and the management contract for Casino Rama, Orillia, Ontario. Under Penn National's management, each of these properties has achieved outstanding performance.

Penn National's gaming facilities deliver high-quality, high-value entertainment to the millions who visit our properties each year.



These Penn National resorts offer the best in gaming, golf and entertainment – there's something for everyone!



We Have A Winner!


CHARLES TOWN RACES

Charles Town Races OK Corral

With the benefit of a complete, long-term master planned re-development and ongoing expansion, Penn National's Charles Town Races & Slots™ has emerged as one of the country's most successful gaming and pari-mutuel venues.

Located in Charles Town, West Virginia, Charles Town Races & Slots boasts 2,700 slot machines, all offering the hottest action coupled with live thoroughbred horse racing, a food court featuring five fast food restaurant concepts and Slot City™, a city-themed gaming area. This potent combination, the beautiful rolling hills of West Virginia and the superb facilities and amenities attract and draw visitors from the entire mid-Atlantic region of the United States.


SILVER SCREEN
VIDEO
SLOTS

With slots, horseracing, live music and a food court . . . Charles Town Races is the complete entertainment complex.

Coming Up on the Outside



Penn National's horseracing heritage lies in Pennsylvania at Penn National Race Course in Grantville, PA, a thoroughbred racetrack offering live racing year-round, and Pocono Downs in Wilkes-Barre, PA, a harness racetrack offering live racing eight months a year. These two tracks serve as satellites for the Company's eleven off-track wagering facilities located throughout the

Penn National Race Course
Pocono Downs
Off-track wagering facility

Penn National Race Course

state. Importantly, these two tracks also serve as the foundation for Penn National's entrée into operating slot facilities in the state should enabling legislation be passed.

Our Pennwood Racing Inc. joint venture owns and operates Freehold Raceway in Freehold, New Jersey, the country's oldest and fastest daytime harness racetrack where live racing is offered ten months of the year. Like our Pennsylvania racing operations, Pennwood Racing provides us with a New Jersey foothold in the event legislation is passed allowing expanded gaming in the state.



Penn National Gaming's heritage lies in Pennsylvania, where the operations began at Penn National Race Course over thirty years ago.

Financial Table of Contents

Selected Consolidated Financial Data

The following selected consolidated financial and operating data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our consolidated financial statements that have been audited by BDO Seidman, LLP, independent certified public accountants. The selected consolidated financial and operating data should be read in conjunction with our consolidated financial statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included herein.

Year ended December 31,	1998	1999	2000(1)	2001(2)	2002(3)
(In thousands, except per share data)					
Income statement data(4)					
Revenue:					
Gaming	$ 37,665	$ 55,415	$159,589	$364,139	$494,271
Racing	106,850	102,827	113,230	112,087	115,167
Management service fee	–	–	–	8,297	11,479
Other	9,550	12,118	27,788	57,193	64,342
Gross revenues	154,065	170,360	300,607	541,716	685,259
Less: Promotional allowances	–	–	(8,806)	(24,579)	(27,713)
Net Revenues	154,065	170,360	291,801	517,137	657,546
Operating expenses					
Gaming	26,544	34,951	94,087	206,633	278,807
Racing	70,303	68,808	77,063	78,110	84,002
General and administrative	23,932	30,030	44,677	92,003	113,964
Other	8,080	11,173	18,776	31,407	42,194
Depreciation and amortization	5,318	7,733	12,039	32,093	36,456
Total operating expenses	134,177	152,695	246,642	440,246	555,423
Income from operations	19,888	17,665	45,159	76,891	102,123
Other income (expenses), net	(7,866)	(7,155)	(16,447)	(40,525)	(44,405)
Income before income taxes and extraordinary item	12,022	10,510	28,712	36,366	57,718
Taxes on income	4,519	3,777	10,137	12,608	21,704
Income before extraordinary item	7,503	6,733	18,575	23,758	36,014
Extraordinary item - loss on early extinguishment of debt, net of income taxes of $4,615 in 2000 and $2,773 in 2002	–	–	(6,583)	–	(5,151)
Net income	$ 7,503	$ 6,733	$ 11,992	$ 23,758	$ 30,863
Per share data(5)					
Basic income per share before extraordinary item	$0.25	$0.23	$0.62	$0.78	$0.95
Basic net income per share	$0.25	$0.23	$0.40	$0.78	$0.82
Diluted income per share before extraordinary item	$0.24	$0.22	$0.60	$0.75	$0.92
Diluted net income per share	$0.24	$0.22	$0.39	$0.75	$0.79
Weighted shares outstanding - basic	30,030	29,674	29,936	30,653	37,775
Weighted shares outstanding - diluted	30,748	30,392	30,886	31,837	39,094
Other data					
Net cash provided by operating activities	$ 11,866	$ 22,461	$ 41,813	$ 85,833	$100,854
Net cash used in investing activities	(22,333)	(29,756)	(229,770)	(216,335)	(102,433)
Net cash provided by (used in) financing activities	(4,561)	9,903	201,810	145,593	18,312
Depreciation and amortization	5,318	7,733	12,039	32,093	36,456
Interest expense	8,804	9,613	20,644	46,096	42,104
EBITDA(6)	25,206	26,496	59,481	112,336	141,359
Capital expenditures	22,333	13,243	27,295	41,511	88,902

As of December 31,	1998	1999	2000(1)	2001(2)	2002(3)
(In thousands)					
Balance sheet data					
Cash and cash equivalents	$ 6,826	$ 9,434	$ 23,287	$ 38,378	$ 55,121
Total assets	160,798	189,712	439,900	679,377	765,480
Total debt	78,256	91,213	309,299	458,909	375,018
Shareholders' equity	59,036	66,272	79,221	103,265	247,000

(1) Reflects operations included since the August 8, 2000 acquisition of Casino Magic - Bay St. Louis casino and Boomtown Biloxi casino.

(2) Reflects operations included since the April 27, 2001 acquisition of all of the gaming assets of CRC Holdings, Inc. and the minority interest in Louisiana Casino Cruises, Inc.

(3) Reflects operations included since the April 25, 2002 acquisition of Bullwhackers.

(4) Certain prior year amounts have been reclassified to conform to the current year presentation.

(5) Per share data has been retroactively restated to reflect the increased number of common stock shares outstanding as a result of our June 25, 2002 stock split.

(6) EBITDA or earnings before interest, taxes, depreciation and amortization, loss on change in fair value of interest rate swaps and gain/loss on sale of assets and inclusive of earnings from joint venture, is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles. EBITDA information is presented solely as a supplemental disclosure because we believe that it is a widely used measure of operating performance in the gaming industry. EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, as a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. We have significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in EBITDA. It should also be noted that other gaming companies that report EBITDA information may calculate EBITDA in a different manner than us.

Market for Registrant's Common Equity and Related Shareholder Matters

Range of Market Price

Our common stock is quoted on The Nasdaq National Market under the symbol "PENN." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on The Nasdaq National Market, adjusted to reflect our June 25, 2002 stock split.

	High	Low
2001		
First Quarter	$7.56	$4.63
Second Quarter	13.10	5.44
Third Quarter	13.99	6.48
Fourth Quarter	15.33	8.01
2002		
First Quarter	$19.05	$12.43
Second Quarter	20.89	14.81
Third Quarter	20.85	11.00
Fourth Quarter	22.25	14.61

The closing sale price per share of our common stock on The Nasdaq National Market on March 21, 2003, was $19.25. As of March 21, 2003, there were approximately 563 holders of record of common stock.

Dividend Policy

Since our initial public offering of common stock in May 1994, we have not paid any cash dividends on our common stock. We intend to retain all of our earnings to finance the development of our business, and thus, do not anticipate paying cash dividends on our common stock for the foreseeable future. Payment of any cash dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operations and capital requirements, our general financial condition and general business conditions. Moreover, our existing credit facility prohibits us from authorizing, declaring or paying any dividends until our commitments under the credit facility have been terminated and all amounts outstanding thereunder have been repaid. In addition, future financing arrangements may prohibit the payment of dividends under certain conditions.

Forward Looking Statements

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from expectations. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from our expectations. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, risks related to the following: successful completion of capital projects; the activities of our competitors; the existence of attractive acquisition candidates; our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses; the passage of state or federal legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate; our dependence on key personnel; our inability to realize the benefits of the integration of Hollywood Casino Corporation or any other acquired entity; the maintenance of agreements with our horsemen and pari-mutuel clerks; the impact of terrorism and other international hostilities and other factors as discussed in our filings with the United States Securities and Exchange Commission. We do not intend to update publicly any forward-looking statements except as required by law.

Overview

We derive substantially all of our revenues from gaming and pari-mutuel operations. Since September 1997, our gaming revenues have accounted for an increasingly larger share of our total revenues. Our acquisition of Hollywood Casino Corporation in the first quarter of 2003 will continue to impact our revenue mix between gaming and pari-mutuel revenues on a prospective basis. Our pari-mutuel revenues have been derived from wagering on our live races, wagering on import simulcasts at our racetracks and OTWs and through telephone account wagering, and fees from wagering on export simulcasting our races at out-of-state locations. Our other revenues have been derived from admissions, program sales, food and beverage sales, concessions and certain other ancillary activities. For the years ended December 31, 2000, 2001 and 2002, gaming revenue represented approximately 54.0%, 81.3% and 84.7% of our total revenue, respectively.



Acquisitions

Casino Magic - Bay St. Louis and Boomtown Biloxi

On August 8, 2000, we completed our acquisition of the Casino Magic - Bay St. Louis casino and the Boomtown Biloxi casino from Pinnacle Entertainment, Inc. for approximately $201.3 million in cash, including acquisition costs of $6.3 million. The purchase price was funded with a portion of the proceeds from a $350 million senior secured credit facility. As a result of the refinancing and repayment of existing debt, we recorded an $11.2 million pre-tax extraordinary charge, which was included in our results of operations for the year ended December 31, 2000. The results of operations for these properties from the period August 8, 2000 to December 31, 2002 are included in the results of operations discussed below.

Casino Rouge and Casino Rama

On April 27, 2001, we completed our acquisition of Casino Rouge in Baton Rouge, Louisiana and the management contract for Casino Rama in Orillia, Ontario, Canada for approximately $182 million, including the repayment of existing debt of CRC and its subsidiaries. The purchase price of the acquisition was funded by the proceeds of our offering of 11⅛% senior subordinated notes due 2008, which was completed in March 2001. The results of operations for these properties for the period April 27, 2001 to December 31, 2002 are included in the results of operations discussed below.

Bullwhackers Casino

On April 25, 2002, we completed our acquisition of Bullwhackers Casino in Black Hawk, Colorado for approximately $7.1 million in cash, including acquisition costs of $.6 million. The results of operations of this property from the period April 25, 2002 to December 31, 2002 are included in the results of operations discussed below.

Acquisition Since 2002

Hollywood Casino Corporation

On March 3, 2003, we completed our acquisition of Hollywood Casino Corporation for a total purchase price of approximately $774.3 million in cash, including related acquisition costs and repayment of existing debt of Hollywood Casino Corporation. The acquisition was funded with a portion of the proceeds of our $800 million senior secured credit facility and cash available from Hollywood Casino Corporation. The results of operations for Hollywood Casino will be included in our consolidated financial statements from such date. Hollywood Casino owns and operates distinctively themed casino entertainment facilities in major gaming markets in Aurora, IL, Tunica, MS and Shreveport, LA. As a result of the acquisition, we believe we will be the seventh largest gaming company in the U.S. based on gaming revenues. The acquisition expands our customer base and increases geographic diversity, allowing us to be less dependent on our Charles Town property for financial growth. Hollywood Casino also brings to us a solid brand with widespread recognition that we can apply, as appropriate, to our other assets to drive marketing programs and efficiencies. Under the terms of the agreement, one of our wholly-owned subsidiaries merged with and into Hollywood Casino, and Hollywood Casino stockholders received cash in the amount of $12.75 per share at closing, or $328.1 million, and holders of Hollywood Casino stock options received $19.0 million representing the aggregate difference between $12.75 per share and their option exercise prices.

Critical Accounting Estimates

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Our significant accounting policies are described in Note 1 of the Notes to the Consolidated Financial Statements. The critical accounting estimates that we believe are the most critical to aid in fully understanding our reported financial results include the following:

Revenue recognition

In accordance with common industry practice, our casino revenues are the net of gaming wins less losses. Racing revenues include our share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, our share of wagering from import and export simulcasting and our share of wagering from our OTWs. The vast majority of wagers for both businesses are in the form of cash and we do not grant credit to our customers to a significant extent. Our receivables consist principally of amounts due from simulcasting of our races to other racetracks and their OTWs. We also have receivables due under our management contract with Casino Rama for management fees and for expenses, primarily salaries and wages, payable in accordance with our contract. Historically, we have not experienced any significant bad debts from uncollected receivables.

Valuation of long-lived tangible and intangible assets, including goodwill

As a result of our acquisitions of the Mississippi properties in 2000 and CRC in 2001, intangible assets and goodwill increased significantly. Two issues arise with respect to these assets that require significant management estimates and judgment: (i) the valuation in connection with the initial purchase price allocation and (ii) the ongoing evaluation for impairment.



In connection with these acquisitions, a valuation was completed to determine the allocation of the purchase prices. Upon completion of the valuation process, approximately $146.9 million was allocated to goodwill and $25.7 million to the management service contract. The management service contract is amortizable under Financial Accounting Standards Board ("FASB") Statement No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). Because our goodwill is no longer amortized, there may be more volatility in reported income than under previous accounting standards because impairment losses, if any, are likely to occur irregularly in varying amounts. The purchase price allocation process requires management estimates and judgments as to the remaining useful lives of the assets purchased and present value computations for the management services contract. If growth rates, operating margins, or useful lives, among other assumptions, differ from the estimates and judgments used in the purchase price allocation, the amounts recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill or require an acceleration in amortization expense of the management service contract.

At December 31, 2002, we had a net property and equipment balance of $450.9 million, representing 58.9% of total assets. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are based on the nature of the assets as well as our current operating strategy. Future events such as property expansions, new competition and new regulations, could result in a change in the manner in which we are using certain assets requiring changes in the estimated useful lives of such assets. In assessing the recoverability of the carrying value of property and equipment, we must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, we may be required to record an impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income.

Accounting for income taxes

We account for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized.

The realizability of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. We have used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

In addition, we operate within multiple taxing jurisdictions and are subject to audit in each jurisdiction. These audits can involve complex issues that may require an extended period of time to resolve. In our opinion, adequate provisions for income taxes have been made for all periods.

Litigation, Claims and Assessments

We utilize estimates for litigation, claims and assessments. These estimates are based on our knowledge and experience regarding current and past events, as well as assumptions about future events. If our assessment of such a matter should change, we may have to change the estimate, which may have an adverse effect on our results of operations. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("Interpretation No. 45"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of Interpretation No. 45 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("Interpretation No. 46") that clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Interpretation No. 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of Interpretation No. 46 are applicable no later than July 1, 2003. We do not expect this Interpretation to have an effect on our consolidated financial statements.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires entities to record the fair value of the liability for an asset retirement obligation in the period in which it is incurred and is effective for our 2003 fiscal year. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This new pronouncement also amends Accounting Research Bulletin (ARB) No. 51 "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Adoption of SFAS 144 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations for the year ended December 31, 2002.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). The rescission of FASB No. 4, "Reporting Gains and Losses from Extinguishment of Debt" applies to us. FASB No. 4 required that gains and losses from extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS 145 is effective for our fiscal year beginning January 1, 2003. We had losses on early extinguishment of debt, net of income taxes of $6.6 million and $5.2 million for the years ended December 31, 2000 and 2002, respectively. These losses reflect the write-off of deferred finance fees and pre-payment fees associated with bank debt that was repaid with the proceeds of new financing. Effective January 1, 2003, pursuant to SFAS 145, the losses on early extinguishment of debt will be included in "Other expenses" in our consolidated Statements of Income.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" which previously governed the accounting treatment for restructuring activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. Those costs include, but are not limited to, the following: (1) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or individual deferred-compensation contract, (2) costs to terminate a contract that is not a capital lease, and (3) costs to consolidate facilities or relocate employees. SFAS 146 does not apply to costs associated with the retirement of long-lived assets covered by SFAS 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends Accounting Principles Board ("APB") Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. We will continue to account for stock-based employee compensation using the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," but have adopted the enhanced disclosure requirements of SFAS 148.

Results of Operations

The results of operations by property for the years ended December 31, 2000, 2001, and 2002 are summarized below (in thousands):

	Revenues(1)			EBITDA(2)		
	2000	2001	2002	2000	2001	2002
Charles Town Entertainment Complex	$135,290	$193,624	$254,431	$35,469	$51,252	$67,242
Casino Magic-Bay St. Louis(3)	31,571	86,146	95,756	6,092	18,658	18,980
Boomtown Biloxi(3)	24,634	69,761	73,225	3,460	13,546	14,450
Casino Rouge(4)	–	61,980	105,034	–	15,444	27,685
Casino Rama Management Contract(4)	–	8,297	11,479	–	7,632	10,608
Bullwhackers(5)	–	–	16,843	–	–	1,427
Pennsylvania Racing Operations	101,937	98,713	102,516	18,171	14,709	13,148
New Jersey Joint Venture	–	–	–	2,322	2,531	1,965
Corporate eliminations(6)	(1,631)	(1,775)	(1,779)	–	–	–
Corporate overhead	–	391	41	(6,033)	(10,436)	(14,146)
Non-recurring charges and expenses	–	–	–	–	(1,000)	–
Total	$291,801	$517,137	$657,546	$59,481	$112,336	$141,359

(1) Net revenues are net of promotional allowances.

(2) EBITDA or earnings before interest, taxes, depreciation and amortization, loss on change in fair value of interest rate swaps and gain/loss on sale of assets and inclusive of earnings from joint venture, is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles. EBITDA information is presented solely as a supplemental disclosure because we believe that it is a widely used measure of operating performance in the gaming industry. EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, as a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. We have significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in EBITDA. It should also be noted that other gaming companies that report EBITDA information may calculate EBITDA in a different manner than us.

(3) Reflects results since the August 8, 2000 acquisition.

(4) Reflects results since the April 27, 2001 acquisition. This represents all of our foreign revenues.

(5) Reflects results since the April 25, 2002 acquisition.

(6) Primarily reflects intracompany transactions related to import/export simulcasting.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Revenues for the year ended December 31, 2002 increased by $140.4 million, or 27.2%, to $657.5 million in 2002 from $517.1 million in 2001. Revenues increased at the Charles Town Entertainment Complex by $60.8 million, or 31.4%, to $254.4 million in 2002 from $193.6 million in 2001 as a result of the addition of gaming space, the building of a parking facility, an increase in the number of gaming machines in 2002 and a higher percentage in 2002 of coin-out machines compared to video voucher machines. The CRC properties, Casino Rouge and Casino Rama, which were acquired on April 27, 2001, increased revenues by $46.2 million, or 65.7%, to $116.5 million in 2002 from $70.3 million in 2001. The increase is primarily due to the inclusion of these properties for the full fiscal year in 2002. Revenues increased at our two Mississippi properties by $13.1 million, or 8.4%, to $169.0 million in 2002 from $155.9 million in 2001, as a result of the new hotel and increased marketing efforts. Our acquisition of Bullwhackers Casinos on April 25, 2002 added $16.8 million in revenues to our total for 2002. Revenues from the Pennsylvania racetracks and OTWs increased by approximately $3.8 million, or 3.9%, to $102.5 million in 2002 from $98.7 million in 2001 primarily due to an increase in wagering through our phone bet and internet call center.

Operating expenses for the year ended December 31, 2002 increased by $115.2 million, or 26.2%, to $555.4 million in 2002 from $440.2 million in 2001. Operating expenses increased at the Charles Town Entertainment Complex by $44.7 million, or 29.3%, to $197.5 million in 2002 from $152.8 million in 2001 primarily due to increased gaming taxes paid to the State of West Virginia and additional cost of operating the new gaming areas. The CRC properties, Casino Rouge and Casino Rama, increased expenses by $33.3 million, or 61.3%, to $87.6 million in 2002 from $54.3 million in 2001. Operating expenses increased at our two Mississippi properties by $13.0 million, or 9.5%, to $149.4 million in 2002 from $136.4 million in 2001, primarily due to the opening and operation of the new Bay Tower Hotel at Casino Magic - Bay St. Louis, as well as, higher gaming revenues creating higher gaming taxes and increased marketing expenses. Bullwhackers Casinos added $15.9 million to expenses in 2002. Operating expenses at the Pennsylvania racetracks and OTWs increased by $4.7 million, or 5.3%, to $93.0 million in 2002 from $88.3 million in 2001, primarily due to direct racing-related expenses associated with the internet segment of our business. Corporate overhead increased by $3.6 million, or 34.3%, to $14.1 million in 2002 from $10.5 million in 2001 primarily due to additional corporate staff and office space needed to support the recent acquisitions, including the recent Hollywood acquisition.

EBITDA increased by $29.1 million, or 25.9%, to $141.4 million in 2002 from $112.3 million in 2001. EBITDA increased by $34.8 million at our gaming operations due to facility expansion, the Bullwhackers acquisition, effective marketing and controlling costs. The Pennsylvania racetracks and OTWs and New Jersey joint venture EBITDA accounted for a decrease of $2.1 million over last year. Corporate overhead expenses increased by $3.6 million, or 34.3%, to $14.1 million in 2002 from $10.5 million in 2001.



Net interest expense decreased by $2.5 million in 2002 as a result of restructuring our debt. By using the proceeds of our February 2002 equity offering and the $175 million senior subordinated note offering, we were able to reduce our outstanding debt by approximately $84 million.

During the year ended 2002, we incurred a $5.8 million pre-tax charge to earnings as a result of the change in fair value of our interest rate swaps. The financial institutions that provided our $350 million senior credit facility required the interest rate swap agreements for the variable rate term loans. The term loans were repaid in March 2002 from the proceeds of our equity and senior subordinated note offering but the related interest rate swap agreements were not canceled. Generally accepted accounting principles require the change in fair value of the swaps be recognized in our financial statements as if they were settled at the end of each reporting period until the agreements expire.

As part of our debt restructuring, we charged to operations deferred financing costs of $5.9 million related to the prepayment of the variable rate term loans provided by our $350 million senior credit facility. In addition, we paid a prepayment penalty of $2.0 million. The total, $7.9 million, has been reflected as an extraordinary item, net of income tax benefit of $2.8 million, in our consolidated statements of income for 2002.

Charles Town Entertainment Complex

Total revenues for the year ended December 31, 2002 increased by $60.8 million, or 31.4%, to $254.4 million in 2002 from $193.6 million in 2001. Gaming revenues increased by $59.1 million, or 36.2%, to $222.1 million in 2002 from $163.0 million in 2001, primarily due to the addition of 30,000 square feet of gaming space, which was completed in September 2002. As a result of the expansion, we added 715 reel-spinning, coin-out gaming machines, bringing the total average number of machines to 2,312 for the year 2002, compared to 2,000 gaming machines for the year 2001. These additional gaming machines and the continued shift in machine mix to a higher percentage of reel-spinning, coin-out machines, resulted in an increase in average win per machine of $264 for the year ended December 31, 2002 compared to $224 for the year ended December 31, 2001. Racing revenues increased by $.3 million, or 1.5%, to $20.9 million in 2002 from $20.6 million in 2001, due to an increase in the number of jurisdictions carrying our signal and an increase in live racing days. Export racing revenue increased by $1.3 million, or 37.4%, as a result of running an additional 21 race days. Revenue from live and import simulcast races decreased by $1.0 million. The decrease in import racing is consistent with industry trends, while live racing was adversely affected by weather conditions in December 2002. Other revenue increased by $2 million, or 13.8%, to $16.5 million in 2002 from $14.5 million in 2001 primarily as a result of higher food and beverage revenues from opening of the new food court in July of 2002, the elimination of the buffets, a reduction in bus passenger promotions, and revenue producing contracts for other ancillary services.

Total operating expenses for the year ended December 31, 2002 increased $44.7 million, or 29.3%, to $197.5 million in 2002 from $152.8 million in 2001. The increase was primarily due to an increase in gaming and racing related taxes of $37.3 million attributable to increased gaming and racing revenues and a change in gaming legislation that resulted in higher gaming taxes and a higher net administrative fee paid to the State of West Virginia. Salaries and wages increased by $4.6 million primarily due to additional staffing associated with increased gaming units, gaming square footage and expanded concession and dining facilities. Total marketing expenses decreased $1.2 million in 2002 as a result of the elimination of giveaway programs and live entertainment costs. The marketing focus in 2002 was on media advertising and promotional campaigns to increase awareness of the facility. Other expenses increased due to an increase in property insurance premiums, real estate taxes and operating costs associated with the expanded capacity of the facility. Depreciation and amortization increased by $1.2 million as a result of the $50 million expansion of the facility. EBITDA for the year ended December 31, 2002 increased by $15.9 million, or 31.0%, to $67.2 million in 2002 from $51.3 million in 2001.

Casino Rouge

The acquisition of Casino Rouge in Baton Rouge, Louisiana was completed on April 27, 2001. Results for the year ended December 31, 2002 will compare a twelve month period in 2002 to an eight month period in 2001.

Casino Rouge had total revenues for the twelve months ended December 31, 2002 of $105.0 million and $62.0 million for the eight-month period ended December 31, 2001. Based upon information published by the State of Louisiana Gaming Control Board, at December 31, 2002 our market share of gaming revenues was 57.6% compared to a market share of 53.6% at December 31, 2001. Our market share increased as a result of changes made to improve our slot product and a marketing program that is focused on increasing market share in patron counts and revenues. As a result, enrollment in our player's club has increased as well as the number of visits being tracked. During the summer, we had a strong increase in market share due to our marketing program and construction and renovations at our main competitor's operation.

Operating expenses at Casino Rouge for the twelve months ended December 31, 2002 were $83.4 million and $51.3 million for the eight month period ended December 31, 2001. Gaming taxes as a percent of gaming expenses increased as a result of the increase in the Louisiana gaming tax rate and admissions tax rate that allows our boat to remain dockside. Since the hiring of a new general manager in March 2002, our management team has been reviewing the operations and staffing to develop a more efficient operation. These efforts have resulted in an increase in our operating margins to 26.3% on EBITDA of $27.7 million in 2002 compared to an operating margin of 24.8% on EBITDA of $15.4 million in 2001.

Casino Magic - Bay St. Louis

For the year ended December 31, 2002, total revenues at Casino Magic - Bay St. Louis increased by $9.7 million, or 11.3%, to $95.8 million from $86.1 million in 2001. The opening of the new 14-story, 291-room Bay Tower hotel was the primary factor for increases in gaming and hotel revenue. Gaming revenues increased by $6.9 million, or 8.9%, to $84.3 million from $77.4 million in 2001. We were able to achieve these results by implementing a marketing program that emphasized group sales for the hotel and convention center, headliner entertainment and aggressive play-based promotions. As a result, our operations had an increase of 9.8% in slot play, a 3.3% increase in table game play and a 31.1% increase in hotel, food and beverage, golf and other revenue compared to 2001.

Operating expenses for Casino Magic - Bay St. Louis increased by $10.3 million, or 13.7%, to $85.4 million in 2002 from $75.1 million in 2001. The primary factor contributing to the increase in expenses was the opening and operation of the new Bay Tower hotel. We incurred $1.2 million in pre-opening expenses relating to the new hotel and convention center that opened the last weekend in May 2002. Gaming tax expenses increased by $1.0 million due to increased slot and table play. Marketing expenses increased by $1.1 million to promote our new facility and amenities. Operating expenses, including payroll, increased by $2.2 million due to the opening of the new hotel and restaurant venues and customer service requirements for increased slot and table play. Administrative expenses increased by $5.3 million, primarily due to higher property and general liability insurance premiums, additional human resources expenses, including the cost of an on-site medical clinic and increased facilities expenses, such as maintenance and utilities costs. EBITDA increased by $.3 million, or 1.6%, to $19.0 million in 2002 from $18.7 million in 2001. Operating margins decreased to 19.8% in 2002 from 21.7% in 2001 due to pre-opening and operating costs associated with the Bay Tower hotel and convention center.

Boomtown Biloxi

At Boomtown Biloxi total revenues increased by $3.4 million, or 4.9%, to $73.2 million in 2002 from $69.8 million in 2001. Gaming revenues increased by $3.5 million, or 5.7%, primarily as a result of an increase in slot machine play. The increase in slot play was driven by our refined marketing strategy which focuses on direct mail marketing to known customers and new mass marketing campaigns highlighting our being voted best in five categories by the readers of a local Gulf Coast newspaper.

Operating expenses for Boomtown Biloxi increased by $2.7 million, or 4.4%, to $64.0 million in 2002 from $61.3 million in 2001. Gaming taxes increased by $.5 million as a result of the increased gaming revenue. Payroll and benefits expenses increased by $.7 million primarily due to increases in health insurance costs and other benefit programs. Food and beverage expenses decreased by $.6 million due to lower costs of goods sold from our joint purchasing program with Casino Magic - Bay St. Louis. Administrative expenses increased by $1.1 million due to increases in our property and general liability insurance programs, our land lease, which is based on a percentage of gaming revenues and other general operating expenses. EBITDA increased by $1.0 million, or 7.4%, to $14.5 million in 2002 from $13.5 million in 2001. Operating margins increased to 19.8% in 2002 compared to 19.3% in 2001.

Bullwhackers

The acquisition of Bullwhackers was completed on April 25, 2002. For the period April 25 to December 31, 2002, Bullwhackers had revenues of $16.8 million consisting mainly of gaming revenue. Operating expenses totaled $15.4 million; EBITDA was $1.4 million and operating margins were 8.3% for the period.

Since the purchase we have implemented a new player tracking system to assist with our marketing programs, evaluated employee performance and staffing levels and reviewed operations for cost effectiveness. Our new management team has implemented a number of new initiatives to improve operating margins for 2003. In December we started renovations to the interior and exterior of our casinos at a cost of $4.0 million to improve the quality of the customer experience and increase our market share. Operating results have been adversely affected by a major road construction project on the main highway leading into Black Hawk. This project was started in early September 2002 and should be completed by the end of the second quarter of 2003.

Casino Rama

The acquisition of a management contract to operate Casino Rama in Orillia, Canada, was completed on April 27, 2001. Results for the year ended December 31, 2002 will compare a twelve month period in 2002 to an eight month period in 2001.

Management service fees earned under the Casino Rama management contract for the twelve months ended December 31, 2002 were $11.5 compared to $8.3 million for eight months ended December 31, 2001. The opening of the new entertainment center in July 2001 and the new hotel and convention center in July 2002 have positively impacted the management service fees. The new facilities have helped to offset the negative impact of the opening of new competition, and the expansion of existing competition, in locations between Toronto and Casino Rama. EBITDA was $10.6 million in 2002 and $7.6 million in 2001.

Pennsylvania Racing

Revenues for Penn National Race Course, Pocono Downs and the eleven OTWs increased by $3.8 million, or 3.9%, to $102.5 million in 2002 from $98.7 million in 2001. Wagering through our call center accounted for most of the increase. We opened the call center last summer in Grantville, PA and focused on telephone account wagering growth through our Players' Choice® programs and on Internet wagering growth through joint ventures with eBetUSA and Playboy®. These programs have resulted in a significant growth in telephone account activity and internet wagering. Penn National Race Course wagering on live races and commissions earned on export simulcasts were adversely affected due to the cancellation of eleven race days during the year because of weather. We lost seven race days in the fourth quarter. Penn National Race Course and Pocono Downs continue to focus on increasing the average number of horses per race that will improve the quality of our race program. With a better race program, we anticipate increased wagering on our live program and export simulcasts. Other factors that contributed to increased revenues include a change in our marketing approach from a focus on increasing attendance to increasing the frequency of visits from our existing customers, customer service improvements, and a food and beverage menu change at our off-track wagering facilities.

Operating expenses increased by $4.7 million, or 5.3%, to $93.0 million in 2002 from $88.3 million in 2001. Direct racing related expenses, including, but not limited to, purses, simulcast fees and pari-mutuel taxes, accounted for $2.8 million of the increase. Increases in payroll, employee benefits, marketing and property and general liability insurance programs accounted for the balance of the expense increases. EBITDA decreased by $1.6 million, or 10.9%, to $13.1 million in 2002 from $14.7 million in 2001. Operating margins decreased to 12.8% in 2002 compared to 14.9% in 2001.

Corporate Overhead Expenses

Corporate overhead expenses increased by $3.6 million, or 34.3%, to $14.1 million in 2002 from $10.5 million in 2001. Salaries and wages, payroll taxes, and employee benefits increased by $3.0 million as a result of additional staff at the corporate office necessary to support recent acquisitions, severance payments and additional payroll expense due to the accelerated vesting of stock options. Legal expenses increased by approximately $.6 million due to an increase in litigation and regulatory compliance expenses. Travel expenses increased by approximately $.6 million due to the increase in travel required for the management of our properties.

New Jersey Joint Venture

We have an investment in Pennwood Racing, Inc., which operates Freehold Raceway in New Jersey and, until May 2001, operated Garden State Park in New Jersey. In May 2001, Garden State Park was sold and the joint venture ceased operating Garden State Park. Our 50% share of Pennwood's net income was $2.0 million in 2002, compared to $2.5 million in 2001, and was recorded as other income on the income statement. The decrease in the joint venture's net income in 2002 is a result of the lost revenue from wagering that took place at Garden State Park offset by the savings in operating expenses that were realized by closing the facility.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

The format of the presentation of the year ended December 21, 2001 compared to the year ended December 31, 2000 has changed from the presentation in our Annual Report for the fiscal year ended 2001. The presentation has been changed to conform to the format of other information presented in Management's Discussion and Analysis of Financial Condition and Results of Operations. In addition, the financial information reflects the reclassification of items of revenue and expense to conform to currently effective accounting pronouncements.

Revenues for the year ended December 31, 2001 increased by $225.3 million, or 77.2%, to $517.1 million in 2001 from $291.8 million in 2000. Revenues increased at the Charles Town Entertainment Complex by $58.3 million, or 43.1%, to $193.6 million in 2001 from $135.3 million in 2000 as a result of an increase in the number of gaming machines from 1,500 to 2,000 in 2001 and a higher percentage in 2001 of coin-out machines compared to video voucher machines. Revenues increased at our Mississippi properties by $99.7 million to $155.9 million in 2001 from $56.2 million in 2000 (which represented revenues from the August 8, 2000 acquisition date through December 31, 2000). The CRC properties, which were acquired on April 27, 2001, accounted for $70.3 million of the increase. Revenues from the Pennsylvania racetracks and OTWs decreased by approximately $3.2 million due to a Commonwealth of Pennsylvania racing subsidy of $1.6 million received in 2000 but not in 2001 and a decrease in wagering.

Operating expenses for the year ended December 31, 2001 increased by $193.6 million, or 78.5%, to $440.2 million in 2001 from $246.6 million in 2000. Operating expenses increased at the Charles Town Entertainment Complex by $48.7 million, or 46.8%, to $152.8 million in 2001 from $104.1 million in 2000 due in large part to additional gaming machines in 2001 and a higher percentage of more expensive coin-out machines compared to video voucher machines. Operating expenses increased at our Mississippi properties by $85.9 million to $136.4 million in 2001 from $50.5 million in 2000. The CRC properties also accounted for $53.7 million of the increase. Operating expenses at the Pennsylvania racetracks and OTWs increased by $.6 million. Corporate overhead increased by $4.5 million, or 75.0%, to $10.5 million in 2001 from $6.0 million in 2000 primarily due to additional corporate staff needed to support the recent acquisitions.

EBITDA increased by $52.8 million, or 88.7%, to $112.3 million in 2001 from $59.5 million in 2000. EBITDA at the Charles Town Entertainment Complex increased by $14.8 million, or 41.7%, to $50.3 million in 2001 from $35.5 million in 2000. EBITDA increased at our Mississippi properties by $22.6 million to $32.2 million in 2001 from $9.6 million in 2000. The CRC properties accounted for $23.1 million of the increase. The Pennsylvania racetracks and OTWs and New Jersey joint venture EBITDA accounted for a decrease of $3.2 million over last year. Corporate overhead increased by $4.5 million, or 75.0%, to $10.5 million in 2001 from $6.0 million in 2000.

Net interest expense increased $24.3 million in 2001 due primarily to additional borrowings in August 2000 of approximately $200.0 million to finance the Mississippi acquisitions and $200.0 million in April 2001 to finance the CRC acquisition.

Charles Town Entertainment Complex

Total revenues for the year ended December 31, 2001 increased by $58.3 million, or 43.1%, to $193.6 million in 2001 from $135.3 million in 2000. Gaming revenues increased by $55.7 million, or 51.0%, to $165.0 million in 2001 from $109.3 million in 2000, primarily due to expansion of the gaming floor, which was completed in

December 2000. As a result of the expansion, we added 500 reel-spinning, coin-out gaming machines, bringing the total average number of machines to approximately 2,000 for the year 2001, compared to approximately 1,500 gaming machines for the year 2000. These additional gaming machines and the continued shift in machine mix to a higher percentage of reel-spinning, coin-out machines, resulted in an increase in average win per machine of $224 for the year ended December 31, 2001 compared to $199 for the year ended December 31, 2000. Racing revenues increased by $1.8 million, or 8.9%, to $22.1 million in 2001 from $20.3 million in 2000. This increase was primarily due to 25 additional racing days and an increase in export wagering by $43.1 million, or 28.2%, to $196.2 million as a result of additional racing days and overall larger per day wagering averages. Other revenue increased by $.8 million, or 14.0%, to $6.5 million in 2001 from $5.7 million in 2000 primarily as a result of higher food and beverage revenues from opening of the Sundance Cafe™ in November 2000, and expansion of the concession areas, dining room and the buffet.

Total operating expenses for the year ended December 31, 2001 increased $48.7 million, or 46.8%, to $152.8 million in 2001 from $104.1 million in 2000. The increase was primarily due to an increase in gaming and racing related taxes of $32.5 million attributable to increased gaming and racing revenues and a change in gaming legislation that resulted in higher gaming taxes and a higher net administrative fee paid to the State of West Virginia. Salaries and wages increased by $5.2 million primarily due to additional staffing associated with increased gaming units, gaming square footage and expanded concession and dining facilities. Total marketing expenses increased $1.9 million in 2001 as a result of additional media advertising and promotional campaigns to increase awareness of the facility. Other expenses increased due to an increase in property insurance premiums and operating costs associated with the expanded capacity of the facility. Depreciation and amortization increased by $4.8 million as a result of higher capital expenditures in 2001. EBITDA for the year ended December 31, 2001 increased by $14.8 million, or 41.7%, to $50.3 million in 2001 from $35.5 million in 2000.

Casino Rouge

The acquisition of Casino Rouge in Baton Rouge, Louisiana, was completed on April 27, 2001. For the period from April 28, 2001 to December 31, 2001, Casino Rouge had revenues of $62.0 million consisting mainly of gaming revenues. Operating expenses for Casino Rouge totaled $51.3 million consisting of gaming ($29.4 million), other ($3.4 million), general and administrative ($13.8 million) and depreciation and amortization expense ($4.7 million). EBITDA for Casino Rouge totaled $15.4 million for the same period.

Casino Magic - Bay St. Louis

Operating results in 2000 for Casino Magic - Bay St. Louis only include the period from August 8, 2000 through December 31, 2000. For the year ended December 31, 2001, Casino Magic - Bay St. Louis had revenues of $86.1 million consisting mainly of gaming revenue. Operating expenses for Casino Magic - Bay St. Louis totaled $75.1 million. EBITDA for Casino Magic - Bay St. Louis totaled $18.7 million for the period. Casino Magic - Bay St. Louis has numerous competitors, many of which have greater name recognition and financial and marketing resources than we do. Competition in the Mississippi gaming markets is significantly more intense than the competition that our gaming operations face in West Virginia or our pari-mutuel operations face in Pennsylvania and New Jersey.

Boomtown Biloxi

Operating results in 2000 for Boomtown Biloxi only include the period from August 8, 2000 through December 31, 2000. For the year ended December 31, 2001, Boomtown Biloxi had revenues of $69.8 million consisting mainly of gaming revenue. Operating expenses for Boomtown Biloxi totaled $61.3 million. EBITDA for Boomtown Biloxi totaled $13.5 million for the period. Boomtown Biloxi has numerous competitors, many of which have greater name recognition and financial and marketing resources than we do. Competition in the Mississippi gaming markets is significantly more intense than the competition that our gaming operations face in West Virginia or our pari-mutuel operations face in Pennsylvania and New Jersey.

Casino Rama

The acquisition of a management contract to operate Casino Rama in Orillia, Canada, was completed on April 27, 2001. For the period from April 28, 2001 to December 31, 2001, management fees from the Casino Rama management contract totaled $8.3 million for which there was $.7 million of direct operating expenses relating to the associated revenues and amortization of $1.7 million related to the management services contract. EBITDA for Casino Rama totaled $7.6 million for the same period.

Pennsylvania Racing

Revenues for Penn National Race Course, Pocono Downs and the eleven OTWs for the year ended December 31, 2001 decreased by $3.2 million, or 3.1%, to $98.7 million in 2001 from $101.9 million in 2000. Live racing revenue accounted for $1.4 million of the decrease as a result of a decline in attendance, inclement weather and smaller fields in the first five months of 2001. Full card simulcasting accounted for $2.0 million of the decrease, again due to lower attendance in 2001. Other racing revenue declined by $1.6 million in 2001 compared to 2000 as a result of a Commonwealth of Pennsylvania racing subsidy received in 2000 but not in 2001. Although the Commonwealth passed a similar subsidy measure in 2001, subsidy payments by the Commonwealth were frozen and were not received. This decrease was partially offset by an increase in revenues of approximately $2.3 million due to the opening of a new OTW facility in East Stroudsburg, PA, that was in operation for all of 2001 compared to five months in 2000.

Operating expenses for the year ended December 31, 2001 increased by $.6 million, or .68%, to $88.3 million in 2001 from $87.7 million in 2000. Other operating expenses, administrative expenses and concessions expenses increased $.9 million to $11.6 million compared to $10.7 million for the same period the previous year due to a full year of operations at the East Stroudsburg OTW. Racing-related expenses such as purses, simulcast fees and pari-mutuel taxes declined by $.6 million, in part due to lower racing revenues. EBITDA for the year ended December 31, 2001 decreased by $3.5 million, or 80.1%, to $14.7 million in 2001 from $18.2 million in 2000.

Corporate Overhead Expenses

Corporate overhead expenses increased by $4.5 million, or 75.0%, to $10.5 million in 2001 from $6.0 million in 2000. Salaries and wages, payroll taxes, employee benefits, relocation expenses and office rent increased by $2.0 million due to the addition of new staff at the corporate office to support the Mississippi and CRC acquisitions. Liability insurance increased by $.5 million due to increased limits for general liability, fiduciary and directors and officers liability insurance and increased insurance rates as a result of market conditions. Consulting and professional services increased by $1.0 million due to acquisition-related activities and regulatory expenses. Travel expenses increased by $.4 million as a result of supporting properties in Mississippi, Louisiana and Canada.

New Jersey Joint Venture

We have an investment in Pennwood Racing, Inc., which operates Freehold Raceway in New Jersey and, until May 2001, operated Garden State Park. In May 2001, Garden State Park was sold and the joint venture ceased operating Garden State Park. Our 50% share of net income was $2.5 million in 2001 compared to $2.3 million in 2000 and was recorded as other income on the income statement. The increase in the joint venture's net income is due in part to impairment expenses recorded in December 2000 related to the then-proposed May 2001 closure of Garden State Park and decreased interest expense in 2001, offset by the decrease in operating income in 2001 as a result of the closure of Garden State Park.

Non-recurring Charges and Expenses

Non-recurring charges and expenses for the year ended December 31, 2001 were $1.0 million as a result of the settlement of the Showboat litigation.

Liquidity and Capital Resources

Historically, our primary sources of liquidity and capital resources have been cash flow from operations, borrowings from banks and proceeds from the issuance of debt and equity securities.

Net cash provided by operating activities was $100.9 million for the year ended December 31, 2002. This consisted of net income of $30.9 million, non-cash reconciling items of $64.7 million and net increases in current liability accounts along with net decreases in current asset accounts of $5.3 million, net of assets and liabilities acquired in the Bullwhackers acquisition.

Cash flows used in investing activities totaled $102.4 million for the year ended December 31, 2002. Expenditures for property, plant, and equipment totaled $88.9 million and included renovations of the buffet restaurant and new hotel construction at Casino Magic - Bay St. Louis of $22.5 million, the 1,500-space structured parking facility and additional 30,000 square feet of gaming space at Charles Town of $50.4 million, maintenance capital expenditures at our properties of $14.6 million, and Bullwhackers renovations of $1.4 million. Net payments under interest rate swaps were $3.8 million. Proceeds from the sale of property and equipment were $.4 million. The aggregate purchase price for the Bullwhackers acquisition was $7.1 million. Costs incurred in connection with the Hollywood acquisition were $2.5 million. Cash in escrow decreased by $.5 million as a result of a deposit made for Bullwhackers land.

Cash flows from financing activities provided net cash flow of $18.3 million for the year ended December 31, 2002. Aggregate proceeds from the issuance of notes were $173.8 million, of which $3.3 million was used to pay financing costs associated with the issuance. Principal payments on long-term debt under our existing credit facility, net of additional borrowings on the revolving line of credit, were $258.9 million. Net proceeds from the exercise of stock options totaled $10.6 million. Net proceeds from an equity offering totaled $96.1 million.

Capital Expenditures

The following table summarizes our planned capital expenditures, other than maintenance capital expenditures, by property for the fiscal year ended December 31, 2003 (in thousands):

Year Ending December 31,	2003
Property	
Charles Town Entertainment Complex	$24,000
Boomtown Biloxi	24,000
Bullwhackers Casino	10,000
Corporate	600
Totals	$58,600

The Charles Town Facility is in the process of adding 38,300 square feet of gaming space, which will house approximately 800 additional slot machines, expand the food court and provide space for an entertainment facility. Cost of the construction and related activities is estimated at $24.0 million, of which we have contracts in the amount of $13.3 million. The project is anticipated to be completed by the third quarter of 2003.

In January 2002, we signed an option to purchase approximately 4 acres of land adjacent to our Boomtown Biloxi property for $4.0 million. The purchase is contingent upon receiving certain governmental and third-party consents, authorizations, approvals and licenses which we expect could occur in 2003. If successful, we expect to use the land for additional parking for our Boomtown Biloxi facility and to expand the property in the event that we move the boat.

In 2002, we began refurbishing the Bullwhackers facade and interior. We expect to spend an additional $4.0 million, which includes the purchase of $1.0 million of slot machines and related equipment in 2003 on this project. As of March 12, 2003, we have contracts in the amount of $1.6 million. This project is scheduled for completion in the second quarter of 2003. In the fourth quarter of 2002, we signed an agreement to purchase a land lease. There is currently $1.0 million in escrow to execute this $6 million land purchase in April 2003. The purchase will save approximately $1 million per year based on current operating performance.

In 2003 we are expanding our corporate offices to allow for additional workstation and office space due to increased personnel. The first portion of this project is scheduled for completion in the second quarter of 2003.

For 2003, we expect to expend approximately $30 million for maintenance capital expenditures at our properties, including the Hollywood Casino properties.

We expect to use cash generated from operations and cash available under the revolver portion of our senior secured credit facility to fund our anticipated capital expenditure and maintenance capital expenditures in 2003. See "Outlook" below.

$350 Million Senior Secured Credit Facility

On August 8, 2000, we entered into a $350 million senior secured credit facility with a syndicate of lenders led by Lehman Brothers Inc. and CIBC World Markets Corp. that replaced our then-existing credit facilities. In connection with our equity and debt financing transactions in February 2002, we repaid the entire then-outstanding balances under the Tranche A and Tranche B term loans. As of December 31, 2002, there was no outstanding balance on the revolving credit facility and $71.0 million was available for re-borrowing (after giving effect to outstanding letters of credit as of December 31, 2002). Subsequently, on March 3, 2003, we terminated this facility when we entered into our new $800 million senior secured credit facility described below.

$800 Million Senior Secured Credit Facility

On March 3, 2003, we entered into an $800 million senior secured credit facility with a syndicate of lenders that replaced our $350 million credit facility.

The credit facility is comprised of a $100.0 million revolving credit facility maturing on September 1, 2007, a $100.0 million Term A facility loan maturing on September 1, 2007 and a $600 million Term B Facility loan maturing on September 1, 2007. The maturity dates will be extended to the fifth anniversary dates for the revolving and Term A loans and the sixth anniversary date for the Term B loan if our outstanding 11⅛% Senior Subordinated Notes due 2008 are refinanced in full to a date that is at least seven years and 181 days after March 3, 2003. Up to $20.0 million of the revolving credit facility may be used for the issuance of standby letters of credit. In addition, up to $20 million of the revolving credit facility also may be used for short-term credit to be provided to us on a same-day basis. On March 3, 2003 we borrowed the entire Term A and Term B term loans to complete the purchase of Hollywood Casino and to call their $360 million Senior Secured Notes.

At our option, the revolving and the Term A credit facilities may bear interest at (1) the highest of ½ of 1% in excess of the federal funds effective rate or the base rate of interest that the Administrative Agent announces from time to time as its prime lending rate plus an applicable margin of up to 2.25%, or (2) a rate tied to a eurodollar rate plus an applicable margin up to 3.25%, in either case, with the applicable rate based on our total leverage. The Term B credit facility may bear interest at (1) the highest of ½ of 1% in excess of the federal funds effective rate or the base rate of interest that the Administrative Agent announces from time to time as its prime lending rate plus an applicable margin of up to 3.00%, or (2) a rate tied to a eurodollar rate plus an applicable margin up to 4.00%, in either case, with the applicable rate based on our total leverage.

The terms of our $800 million senior secured credit facility require us to satisfy certain financial covenants, such as leverage and fixed charge coverage ratios, and limitations on indebtedness, liens, investments and capital expenditures.

11⅛% Senior Subordinated Notes due 2008

On March 12, 2001, we completed a private offering of $200,000,000 of our 11⅛% senior subordinated notes due 2008. The net proceeds of the 11⅛% notes were used, in part, to finance our acquisition of Casino Rouge and the management service contract at Casino Rama, including the repayment of certain existing indebtedness of CRC. Interest on the 11⅛% notes is payable on March 1 and September 1 of each year. The 11⅛% notes mature on March 1, 2008. As of December 31, 2002, all of the principal amount of the 11⅛% notes is outstanding.

We may redeem all or part of the 11⅛% notes on or after March 1, 2005 at certain specified redemption prices. Prior to March 1, 2004, we may redeem up to 35% of the 11⅛% notes from proceeds of certain sales of our equity securities. The 11⅛% notes also are subject to redemption requirements imposed by state and local gaming laws and regulations.

The 11⅛% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of our current and future wholly-owned domestic subsidiaries. The 11⅛% notes rank equally with our future senior subordinated debt and junior to our senior debt, including debt under our senior credit facility. In addition, the 11⅛% notes will be effectively junior to any indebtedness of our non-U.S. or unrestricted subsidiaries, none of which have guaranteed the 11⅛% notes.

The 11⅛% notes and guarantees were originally issued in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933. On July 30, 2001, we completed an offer to exchange the 11⅛% notes and guarantees for 11⅛% notes and guarantees registered under the Securities Act having substantially identical terms.

8⅞% Senior Subordinated Notes due 2010

On February 28, 2002, we completed a public offering of $175,000,000 of our 8⅞% senior subordinated notes due 2010. Interest on the 8⅞% notes is payable on March 15 and September 15 of each year, beginning September 15, 2002. The 8⅞% notes mature on March 15, 2010. As of December 31, 2002, all of the principal amount of the 8⅞% notes is outstanding. We have used the net proceeds from the offering, totaling approximately $170.1 million after deducting underwriting discounts and related expenses, to repay term loan indebtedness under the existing senior secured credit facility.

We may redeem all or part of the 8⅞% notes on or after March 15, 2006 at certain specified redemption prices. Prior to March 15, 2005, we may redeem up to 35% of the 8⅞% notes from proceeds of certain sales of our equity securities. The 8⅞% notes also are subject to redemption requirements imposed by state and local gaming laws and regulations.

The 8⅞% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of our current and future wholly-owned domestic subsidiaries. The 8⅞% notes rank equally with our future senior subordinated debt, including the 11⅛% senior subordinated notes, and junior to our senior debt, including debt under our senior credit facility. In addition, the 8⅞% notes will be effectively junior to any indebtedness of our non-U.S. or unrestricted subsidiaries, none of which have guaranteed the 8⅞% notes.

Equity Offering

On February 20, 2002, we completed a public offering of 9,200,000 shares of our common stock at a public offering price of $15.25 per share. Of the common shares sold in the offering, 6,700,000 shares were sold by us and 2,500,000 shares were sold by The Carlino Family Trust, a related party. We used the net proceeds from the offering, totaling approximately $96.1 million after deducting underwriting discounts and related expenses, to repay term loan indebtedness under the existing senior secured credit facility. We did not receive any proceeds from the offering by The Carlino Family Trust.

Commitments and Contingencies

Contractual Cash Obligations

As discussed above, in February 2002 we completed public offerings of common stock and 8⅞% senior subordinated notes and used the proceeds of those offerings to repay the outstanding term loan indebtedness under the senior secured credit facility. As of December 31, 2002, there was no indebtedness outstanding under the credit facility and there was approximately $71.0 million available for borrowing under the revolving credit portion of the credit facility. The following table reflects these recent offerings and the repayment of the senior secured credit facility as of December 31, 2002 (in thousands):

		Payments Due by Period			
(In thousands)	Total	2003	2004-2005	2006-2007	2008 & After
Senior secured credit facility(1)	$ –	$ –	$ –	$ –	$ –
11⅛% senior subordinated notes due 2008(2)					
Principal	200,000	–	–	–	200,000
Interest	122,375	22,250	44,500	44,500	11,125
8⅞% senior subordinated notes due 2010(3)					
Principal	175,000	–	–	–	175,000
Interest	116,484	15,531	31,063	31,062	38,828
Operating leases	37,963	5,119	7,353	5,048	20,443
Total	$651,822	$42,900	$81,916	$80,610	$445,396

(1) As of December 31, 2002 there was no indebtedness outstanding under the credit facility and there was approximately $71.0 million available for borrowing under the revolving credit portion of the credit facility.

(2) The $200.0 million aggregate principal amount of 11⅛% notes matures on March 1, 2008. Interest payments of approximately $11.1 million are due on each March 1 and September 1 until March 1, 2008.

(3) The $175.0 million aggregate principal amount of 8⅞% notes matures on March 15, 2010. Interest payments of approximately $7.8 million are due on each March 15 and September 15 until March 15, 2010.

Other Commercial Commitments

The following table presents our material commercial commitments as of December 31, 2002 for the following future periods:

		Amount of Commitment Expiration Per Period			
(In thousands)	Total	2003	2004-2005	2006-2007	2008 & After
Revolving Credit Facility(1)	$ –	$ –	$ –	$ –	$ –
Letters of Credit(1)	4,011	4,011	–	–	–
Guarantees of New Jersey Joint Venture Obligations(2)	9,583	767	8,816	–	–
Total	$13,594	$4,778	$8,816	$ –	$ –

(1) The available balance under the revolving portion of the $75.0 senior secured credit facility is diminished by outstanding letters of credit.

(2) In connection with our 50% ownership interest in Pennwood Racing, Inc., our joint venture in New Jersey, we have entered into a debt service maintenance agreement with Pennwood's lender to guarantee up to 50% of Pennwood's $19.2 million term loan. Our obligation as of December 31, 2002 under this guarantee is approximately $9.6 million.

Interest Rate Swap Agreements

See "Quantitative and Qualitative Disclosures About Market Risk" below.

Hollywood Shreveport Notes

Hollywood Casino Shreveport and Shreveport Capital Corporation are co-issuers of $150 million aggregate principal amount of 13% senior secured notes due 2006 and $39 million aggregate principal amount of 13% first mortgage notes due 2006, which we refer to in this document as the Hollywood Shreveport notes. Hollywood Casino Shreveport is a general partnership that owns and operates the Hollywood Shreveport casino. Shreveport Capital Corporation is a wholly owned subsidiary of Hollywood Casino Shreveport formed solely for the purpose of being a co-issuer of the Hollywood Shreveport notes.

The Hollywood Shreveport notes are non-recourse to us and our subsidiaries (other than Hollywood Casino Shreveport, Shreveport Capital Corporation, HCS I, Inc., HCS II, Inc. and HWCC-Louisiana, Inc., which we refer to as the Shreveport entities) and are secured by substantially all of the assets of the Hollywood Shreveport casino, and the partnership interests held by HCS I, Inc. and HCS II, Inc. and the stock held by HWCC-Louisiana, Inc.

The indentures governing the Hollywood Shreveport notes require the issuers to make an offer to purchase the Hollywood Shreveport notes at 101% of the principal amount thereof within 10 days of the occurrence of a "Change of Control" as defined in the indentures. A "Change of Control" was deemed to have occurred under the indentures on March 3, 2003 as a result of the consummation of the merger of our wholly owned subsidiary with and into Hollywood Casino Corporation. Hollywood Casino Shreveport determined that it does not have the liquidity to repurchase the Hollywood Shreveport notes at 101% of their principal amount and, accordingly, could not make an offer to purchase the Hollywood Shreveport notes as required under the indentures.

On March 14, 2003, Hollywood Casino Shreveport and Shreveport Capital Corporation were notified by an ad hoc committee of holders of the Hollywood Shreveport notes that they have 60 days from receipt of the notice to cure the failure to offer to purchase the Hollywood Shreveport notes or an event of default will have occurred under the indentures. There can be no assurance that an event of default will not occur and that the holders of the Hollywood Shreveport notes will not pursue all rights and remedies that they may have under the indentures as a result. Further, any action on the part of the noteholders may require the Shreveport entities to seek the protection of the bankruptcy laws or other similar remedies.

Outlook

Based on our current level of operations, and anticipated revenue growth, we believe that cash generated from operations and amounts available under our credit facility will be adequate to meet the anticipated debt service requirements, capital expenditures and working capital needs for Penn National Gaming and its restricted subsidiaries for the foreseeable future. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized, or that future borrowings will be available under our credit facility or otherwise will be available to enable us to service our indebtedness, including the credit facility and the notes, to retire or redeem the notes when required or to make anticipated capital expenditures. In addition, if we consummate significant acquisitions in the future, our cash requirements may increase significantly. We may need to refinance all or a portion of our debt on or before maturity. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Quantitative and Qualitative Disclosures About Market Risk

On December 20, 2000, we entered into an interest rate swap with a notional amount of $100 million and a termination date of December 22, 2003. Under this agreement, we pay a fixed rate of 5.835% against a variable interest rate based on the 90-day LIBOR rate. On August 3, 2001, we entered into an interest rate swap with a notional amount of $36 million with a termination date of June 30, 2004. Under this agreement, we pay a fixed rate of 4.8125% against a variable interest rate based on the 90-day LIBOR rate. At December 31, 2002, the 90-day LIBOR rate was 1.4%. We entered into these interest rates swap agreements due to the requirements of the senior secured credit facility and to reduce the impact of future variable interest payments related to our senior secured credit facility.

In 2001, we accounted for the effective interest rate swap agreements as cash flow hedges. The changes in the fair values of effective interest rate swaps were recorded as adjustments to accrued interest in the accompanying consolidated balance sheet with the offset recorded in accumulated other comprehensive loss, which as of December 31, 2001 amounted to $3.8 million, net of an income tax benefit of $2.0 million. The amount of ineffectiveness related to the cash flow hedges in 2001 and 2002 was immaterial. In March 2002, we repaid all of our then outstanding variable rate debt with the issuance of the 8⅞% Senior Subordinated Notes, fixed rate debt. The hedge designation was removed. Subsequent changes in the fair value of the interest rate swap contracts are recognized as adjustments to loss on change in fair values of interest rate swaps in the accompanying statements of income in the period in which they occur. Accordingly, we have recorded a non-cash pre-tax loss of $5.8 million, or $.09 per diluted share after tax, for the year ended December 31, 2002. Amounts previously recognized in other comprehensive income will be reclassified to income over the remaining term of the swap as we incur interest expense on the replacement debt. Over the next twelve months, approximately $2.4 million will be reclassified to income. On March 3, 2003, we terminated our $36 million notional amount interest rate swap originally scheduled to expire in June 2004. We paid $1.9 million to terminate the swap agreement.

Year ended December 31,	2001	2002
(in thousands, except share and per share data)		
Assets		
Current assets		
Cash and cash equivalents	$ 38,378	$ 55,121
Receivables	19,367	19,418
Prepaid income taxes	–	6,415
Prepaid expenses and other current assets	7,751	9,080
Deferred income taxes	4,610	4,405
Total current assets	70,106	94,439
Net property and equipment, at cost	389,919	450,886
Other assets		
Investment in and advances to unconsolidated affiliate	14,187	16,152
Excess of cost over fair market value of net assets acquired	160,210	160,506
Management service contract (net of accumulated amortization of $1,695 and $4,206, respectively)	24,050	21,539
Deferred financing costs, net	14,090	10,463
Miscellaneous	6,815	11,495
Total other assets	219,352	220,155
	$679,377	$765,480

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Year ended December 31,	2001	2002
(In thousands, except share and per share data)		
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt	$ 15,141	$ 18
Accounts payable	18,975	19,450
Accrued liabilities		
Expenses	19,623	21,973
Interest	14,263	18,041
Salaries and wages	13,533	17,351
Gaming, pari-mutuel, property and other taxes	5,272	9,282
Income taxes payable	180	–
Other current liabilities	5,108	6,867
Total current liabilities	92,095	92,982
Long-term liabilities		
Long-term debt, net of current maturities	443,768	375,000
Deferred income taxes	40,249	50,498
Total long-term liabilities	484,017	425,498
Commitments and contingencies		
Shareholders' equity		
Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued	–	–
Common stock, $.01 par value; 200,000,000 shares authorized; shares issued 31,866,850 and 40,033,684, respectively	160	403
Treasury stock, at cost 849,400 shares	(2,379)	(2,379)
Additional paid-in capital	43,605	154,049
Retained earnings	65,721	96,584
Accumulated other comprehensive loss	(3,842)	(1,657)
Total shareholders' equity	103,265	247,000
	$679,377	$765,480

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Year ended December 31,	2000	2001	2002
(In thousands, except per share data)			
Revenues			
Gaming	$159,589	$364,139	$494,271
Racing	113,230	112,087	115,167
Management service fee	–	8,297	11,479
Food, beverage and other revenue	27,788	57,193	64,342
Gross revenues	300,607	541,716	685,259
Less: Promotional allowances	(8,806)	(24,579)	(27,713)
Net revenues	291,801	517,137	657,546
Operating expenses			
Gaming	94,087	206,633	278,807
Racing	77,063	78,110	84,002
Food, beverage and other expenses	18,776	31,407	42,194
General and administrative	44,677	92,003	113,964
Depreciation and amortization	12,039	32,093	36,456
Total operating expenses	246,642	440,246	555,423
Income from operations	45,159	76,891	102,123
Other income (expense)			
Interest expense	(20,644)	(46,096)	(42,104)
Interest income	1,875	3,040	1,553
Earnings from joint venture	2,322	2,531	1,965
Loss on change in fair values of interest rate swaps	–	–	(5,819)
Total other expense	(16,447)	(40,525)	(44,405)
Income before income taxes and extraordinary item	28,712	36,366	57,718
Taxes on income	10,137	12,608	21,704
Income before extraordinary item	18,575	23,758	36,014
Extraordinary item, loss on early extinguishment of debt, net of income tax benefit of $4,615, $-0- and $2,773, respectively	(6,583)	–	(5,151)
Net income	$ 11,992	$ 23,758	$ 30,863
Per share data			
Basic			
Income before extraordinary item	$.62	$.78	$.95
Extraordinary item	(.22)	–	(.13)
Net income	$.40	$.78	$.82
Diluted			
Income before extraordinary item	$.60	$.75	$.92
Extraordinary item	(.21)	–	(.13)
Net income	$.39	$.75	$.79
Weighted average shares outstanding:			
Basic	29,936	30,653	37,775
Diluted	30,886	31,837	39,094

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock Shares	Common Stock Amount	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total	Comprehensive Income
(In thousands, except share data)								
Balance, December 31, 1999	30,628,350	$153	$(2,379)	$38,527	$29,971	$ –	$66,272	$ –
Exercise of stock options including tax benefit of $265	290,000	2	–	955	–	–	957	–
Net income	–	–	–	–	11,992	–	11,992	–
Balance, December 31, 2000	30,918,350	155	(2,379)	39,482	41,963	–	79,221	$ –
Exercise of stock options including tax benefit of $1,196	948,500	5	–	4,123	–	–	4,128	–
Change in fair value of interest rate swap contracts, net of income tax benefit of $2,043	–	–	–	–	–	(3,794)	(3,794)	(3,794)
Foreign currency translation adjustment	–	–	–	–	–	(48)	(48)	(48)
Net income	–	–	–	–	23,758	–	23,758	23,758
Balance, December 31, 2001	31,866,850	160	(2,379)	43,605	65,721	(3,842)	103,265	$19,916
Exercise of stock options including tax benefit of $3,528	1,466,834	15	–	14,161	–	–	14,176	$ –
Issuance of common stock	6,700,000	68	–	96,009	–	–	96,077	
Accelerated vesting of stock options	–	–	–	434	–	–	434	–
Change in fair value of interest rate swap contracts, net of income taxes of $495	–	–	–	–	–	918	918	918
Amortization of unrealized loss on interest rate swap contracts, net of income taxes of $676	–	–	–	–	–	1,257	1,257	–
Stock split	–	160	–	(160)	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	–	10	10	10
Net income	–	–	–	–	30,863	–	30,863	30,863
Balance, December 31, 2002	40,033,684	$403	$(2,379)	$154,049	$96,584	$(1,657)	$247,000	$31,791

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31,	2000	2001	2002
(In thousands, except per share data)			
Cash flows from operating activities			
Net income	$ 11,992	$ 23,758	$ 30,863
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	12,039	32,093	36,456
Amortization of deferred financing costs charged to interest expense	1,555	2,444	2,036
Amortization of the unrealized loss on interest rate swap contracts charged to interest expense net of income tax benefit	–	–	1,257
Loss on sale of fixed assets	–	809	735
Earnings from joint venture	(2,322)	(2,531)	(1,965)
Extraordinary item, before income tax benefit	11,198	–	5,906
Deferred income taxes	3,278	6,959	10,454
Accelerated vesting of stock options	–	–	434
Tax benefit from stock options exercised	265	1,196	3,528
Loss on change in fair value of interest rate swap contracts	–	–	5,819
Decrease (increase), net of businesses acquired, in			
Receivables	(5,562)	2,226	1,160
Prepaid income taxes	(817)	1,905	(6,415)
Prepaid expenses and other current assets	(3,663)	(546)	(1,045)
Miscellaneous other assets	(2,025)	(1,149)	(1,813)
Increase (decrease), net of businesses acquired, in			
Accounts payable and accrued liabilities	14,326	15,414	8,176
Gaming, pari-mutuel, property and other taxes	1,325	2,456	3,689
Income taxes payable	–	180	(180)
Other current liabilities	224	619	1,759
Net cash provided by operating activities	41,813	85,833	100,854

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31,	2000	2001	2002
(In thousands, except per share data)			
Cash flows from investing activities			
Expenditures for property and equipment	(27,295)	(41,511)	(88,902)
Net payments under interest rate swaps	–	–	(3,830)
Proceeds from sale of property and equipment	151	299	369
Distributions from joint venture	511	2,928	–
Acquisition of businesses, net of cash acquired	(203,030)	(182,658)	(7,114)
Costs incurred with Hollywood Acquisition	–	–	(2,456)
(Increase) decrease in cash in escrow	(107)	4,607	(500)
Net cash used in investing activities	(229,770)	(216,335)	(102,433)
Cash flows from financing activities			
Proceeds from exercise of options and warrants	692	2,932	10,646
Proceeds from sale of common stock	–	–	96,077
Proceeds from issuance of long-term debt	323,395	211,000	173,752
Principal payments on long-term debt	(105,185)	(61,389)	(258,891)
Increase in deferred financing cost	(10,407)	(6,950)	(3,272)
Payment of tender fees to retire notes	(6,685)	–	–
Net cash provided by financing activities	201,810	145,593	18,312
Effect of exchange rate fluctuations on cash	–	–	10
Net increase in cash and cash equivalents	13,853	15,091	16,743
Cash and cash equivalents at beginning of year	9,434	23,287	38,378
Cash and cash equivalents at end of year	$ 23,287	$ 38,378	$ 55,121

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Business

Penn National Gaming, Inc. ("Penn") and subsidiaries (collectively, the "Company") is a diversified, multi-jurisdictional owner and operator of gaming and pari-mutuel properties. Penn is the successor to several businesses that have operated as Penn National Race Course since 1972. Penn was incorporated in Pennsylvania in 1982 as PNRC Corp. and adopted its current name in 1994. In 1997, the Company began its transition from a pari-mutuel company to a diversified gaming company with the acquisition of Charles Town property and the introduction of video lottery terminals in West Virginia. From 2000 to 2002, the Company acquired five other gaming properties through its Mississippi, CRC, and Bullwhackers acquisitions. The transition continues with the acquisition of Hollywood Casino Corporation on March 3, 2003 (see Note 15).



The consolidated financial statements include the accounts of Penn and its wholly owned subsidiaries. The Company owns and operates, through its subsidiaries, five gaming properties in Charles Town, West Virginia; Bay St. Louis, and Biloxi, Mississippi; Baton Rouge, Louisiana; and Black Hawk, Colorado. The Company also owns Penn National Race Course, a thoroughbred racetrack in Grantville, Pennsylvania, Pocono Downs, a harness racetrack in Wilkes Barre, Pennsylvania and eleven off-track wagering ("OTW") facilities located throughout Pennsylvania. The Company has a 50% interest in Pennwood Racing, Inc., which owns and operates Freehold Raceway in New Jersey. In addition, the Company has a management service contract and receives a management service fee for operating a gaming facility in Orillia, Ontario, Canada ("Casino Rama").

Principles of Consolidation

The consolidated financial statements include the accounts of Penn and its subsidiaries. Investment in and advances to an unconsolidated affiliate that is 50% owned is accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable.

The Company's policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy, or in short-term money market and tax-free bond funds which are exposed to minimal interest rate and credit risk. At times, the Company has bank deposits and overnight repurchase agreements that exceed federally insured limits.

Concentration of credit risk, with respect to receivables, is limited through the Company's credit evaluation process. The Company does not require collateral on its receivables. The Company's receivables consist principally of amounts due from other racetracks and their OTWs and $9.4 million due from Casino Rama for management service fees of $1.0 million and reimbursement of $8.4 million of expenses to be paid on behalf of Casino Rama as of December 31, 2002. The payable on behalf of Casino Rama is included in accrued salaries in the accompanying consolidated balance sheet at December 31, 2002. Historically, the Company has not incurred any significant credit-related losses.

Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practical to estimate:

Cash and Cash Equivalents: The carrying amount approximates the fair value due to the short maturity of the cash equivalents.

Long-term Debt: The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Property, Equipment and Management Service Contract

Property and equipment are stated at cost. Maintenance and repairs that do not add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

Depreciation of property and equipment and amortization of leasehold improvements are provided using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	31 years
Furniture, fixtures, and equipment	3 to 7 years
Transportation equipment	5 years
Leasehold Improvements	10 to 20 years

Amortization of the management service contract for Casino Rama is computed by the straight-line method through July 2011, the expiration date of the agreement.

The Company reviews the carrying values of its long-lived and identifiable intangible assets, other than goodwill, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable based on undiscounted estimated future operating cash flows. As of December 31, 2002, the Company has determined that no impairment has occurred.

Excess of Cost Over Fair Market Value of Net Assets Acquired (Goodwill)

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 establishes standards for the accounting of intangible assets that are acquired individually or with a group of other assets and the accounting for goodwill and other intangible assets after they have been initially recognized in the financial statements. Under SFAS No. 142, amortization of goodwill and intangible assets with an indefinite useful life is discontinued and additional financial statement disclosure for goodwill and other intangibles is required. After a transitional impairment test, goodwill and intangible assets are tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized. The provisions of SFAS 142 were required to be applied starting with fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 on January 1, 2002.

Because the Company's goodwill is no longer being amortized, the reported amounts of goodwill will not decrease in the same manner as under previous accounting pronouncements. There may be more volatility in reported income than under previous accounting pronouncements because impairment losses, if any, are likely to occur irregularly and in varying amounts. At June 18, 2002, an independent valuation consulting firm completed the transitional impairment test, which did not indicate impairment of goodwill under the provisions of the new standard as of January 1, 2002. As of October 1, 2002, the Company completed its annual impairment test as required under the provisions of SFAS 142. As of December 31, 2002, no impairment charges were required as a result of the impairment test.

Deferred Financing Costs

Deferred financing costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness using the interest method adjusted to reflect any early repayments.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Accounting for Derivatives and Hedging Activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at fair value. The adoption of SFAS 133 did not have a material impact on the results of operations. The cumulative effect of the accounting change was immaterial to the Company's consolidated financial statements as of December 31, 2002.

The Company uses fixed and variable rate-debt to finance its operations. Variable rate debt obligations expose the Company to variability in interest payments due to changes in interest rates. The Company continuously monitors changes in interest rate exposures and evaluates hedging opportunities. The Company's risk management policy permits the Company to use any combination of interest rate swaps, futures, options, caps and similar instruments. The Company's objective is to limit the impact of interest rate changes on earnings and cash flows. The Company currently achieves this by entering into interest rate swap agreements to convert a percentage of its debt from variable to fixed rates. Under interest rate swap contracts, the Company agrees to pay an amount equal to a specified fixed-rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable-rate of interest times a notional amount. Net settlements are made quarterly. If the contracts are terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of the termination and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the term of the contract. The Company accounts for these swaps as cash flow hedges. Generally, the Company does not issue or hold derivative contracts for speculative purposes.

The Company is exposed to credit losses in the event of non-performance by counterparties to these interest rate swap agreements, but it does not expect any of the counterparties to fail to meet their obligations. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined Company guidelines, and monitors the market position with each counterparty.

The fair value of derivatives is included in the balance sheets as an asset or liability. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable-rate asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in the future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions, such as future variable rate interest payments); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. For purposes of the cash flows statement, cash flows from derivative instruments designated and qualifying as hedges are classified with the cash flows from the hedged item. Cash flows from derivatives held for speculative purposes are classified as investing cash flows.

Revenue Recognition

In accordance with gaming industry practice, the Company recognizes casino revenues as the net of gaming wins less losses. Net revenues exclude the retail value of complimentary rooms, food and beverage furnished gratuitously to customers. These amounts that are included in promotional allowances were as follows:

Year ended December 31,	2000	2001	2002
(In thousands)			
Rooms	$ 435	$ 1,468	$ 1,721
Food and beverage	8,105	22,405	23,416
Other	266	706	2,576
Total promotional allowances	$8,806	$24,579	$27,713

The estimated cost of providing such complimentary services that is included in gaming expense was as follows:

Year ended December 31,	2000	2001	2002
(In thousands)			
Rooms	$ 308	$ 952	$ 1,108
Food and beverage	5,017	13,681	13,308
Other	210	523	1,570
Total cost of complimentary services	$5,535	$15,156	$15,986

Racing revenues include the Company's share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, and the Company's share of wagering from import and export simulcasting, as well as its share of wagering from its OTWs.

Revenues from the Management Service Contract for Casino Rama (see Note 2) are based upon contracted terms and are recognized when services are performed.

Earnings Per Common Share

Basic earnings per share ("EPS") is computed by dividing net income applicable to common stock by the weighted average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock options.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants using the intrinsic-value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. Under the intrinsic-value method, because the exercise price of the Company's employee stock options is more than or equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See Note 10 for the proforma effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FASB Statement 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Certain Risks and Uncertainties

The Company's operations are dependent on its continued licensing by state gaming commissions. The loss of a license, in any jurisdiction in which the Company operates, could have a material, adverse effect on future results of operations.

The Company is dependent on each gaming property's local market for a significant number of its patrons and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded in these markets, the Company's results of operations could be adversely affected.



Reclassification

Certain prior years amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("Interpretation No. 45"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of Interpretation No. 45 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("Interpretation No. 46") that clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Interpretation No. 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of Interpretation No. 46 are applicable no later than July 1, 2003. The Company does not expect this Interpretation to have an effect on the consolidated financial statements.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires entities to record the fair value of the liability for an asset retirement obligation in the period in which it is incurred and is effective for the Company's 2003 fiscal year. The adoption of SFAS 143 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This new pronouncement also amends Accounting Research Bulletin (ARB) No. 51 "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Adoption of SFAS 144 on January 1, 2002, did not have any impact on the Company's financial position, cash flows or results of operations for the year ended December 31, 2002.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). The rescission of FASB No. 4, "Reporting Gains and Losses from Extinguishment of Debt" applies to the Company. FASB No. 4 required that gains and losses from extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS 145 is effective for the Company's fiscal year beginning January 1, 2003. The Company had losses on early extinguishment of debt, net of income taxes of $6.6 million and $5.2 million for the years ended December 31, 2000 and 2002, respectively. These losses reflect the write-off of deferred finance fees and pre-payment fees associated with bank debt that was repaid with the proceeds of new financing. Effective January 1, 2003, pursuant to SFAS 145, the losses on early extinguishment of debt will be included in "Other expenses" in the Company's consolidated Statements of Income.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" which previously governed the accounting treatment for restructuring activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. Those costs include, but are not limited to, the following: (1) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or individual deferred-compensation contract, (2) costs to terminate a contract that is not a capital lease, and (3) costs to consolidate facilities or relocate employees. SFAS 146 does not apply to costs associated with the retirement of long-lived assets covered by SFAS 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends Accounting Principles Board ("APB") Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based employee compensation using the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," but has adopted the enhanced disclosure requirements of SFAS 148 (See Note 10).

2. Acquisitions

Acquisition Accounting

The Company has accounted for its acquisitions subsequent to June 30, 2001 under SFAS No.141, "Business Combinations." For purchase acquisitions completed prior to June 30, 2001, the Company accounted for acquisitions in accordance with APB Opinion No. 16. The results of operations of acquisitions are included in the consolidated financial statements from their respective dates of acquisition.

Hollywood Casino Corporation

See Subsequent Events - Note 15.

Bullwhackers Casinos

On April 25, 2002, the Company acquired all of the assets of the Bullwhackers Casino operations, in Black Hawk, Colorado, from Colorado Gaming and Entertainment Co., a subsidiary of Hilton Group plc, for $6.5 million in cash. The acquisition was accounted for as a purchase in accordance with SFAS 141 and accordingly the results of operations are included from the date of acquisition. There was no goodwill recognized for this transaction. The Bullwhackers assets consist of the Bullwhackers Casino, the adjoining Bullpen Sports Casino, the Silver Hawk Saloon and Casino, an administrative building and a 475-car parking area, all located in the Black Hawk, Colorado gaming jurisdiction. The Company also incurred an additional $.6 million in pre-acquisition costs related to audit, legal and licensing expenses required to complete the purchase.

CRC Acquisition

On April 27, 2001, the Company completed its acquisitions of (i) CRC Holdings, Inc. ("CRC") from the shareholders of CRC and (ii) the minority interest in Louisiana Casino Cruises, Inc. ("LCCI") not owned by CRC from certain shareholders (together, the "CRC Acquisition"). The CRC Acquisition was accomplished pursuant to the terms of Agreement and Plan of Merger among CRC Holdings, Inc., Penn National Gaming, Inc., Casino Holdings, Inc. and certain shareholders of CRC Holdings, Inc., dated as of July 31, 2000 (the "Merger Agreement"), and a Stock Purchase Agreement by and among Penn National Gaming, Inc. and certain shareholders of LCCI, dated as of July 31, 2000. Under the Merger Agreement, CRC merged with Casino Holdings, Inc., a wholly owned subsidiary of the Company (the "Merger"). The aggregate consideration paid by the Company for the CRC Acquisition was approximately $182 million, including the repayment of existing debt of CRC and its subsidiaries. The purchase price of the CRC Acquisition was funded by the proceeds of the Company's offering of senior subordinated notes, which was completed in March 2001.

The assets acquired pursuant to the Merger and CRC Acquisition consist primarily of the Casino Rouge riverboat gaming facility in Baton Rouge, Louisiana, and a management contract for Casino Rama, a gaming facility located in Orillia Ontario, Canada.

The management service contract expires July 31, 2011. CHC Casinos Canada Limited ("CHC"), a wholly owned subsidiary of the Company, operates Casino Rama in the Province of Ontario. The Company derives all of its management service fee revenue from this agreement. As of the date of the acquisition, the fair value of the Management Service Contract was $25.7 million.

3. Property and Equipment

Property and equipment consist of the following:

December 31,	2001	2002
Land and improvements	$ 82,981	$ 88,885
Building and improvements	226,478	289,782
Furniture, fixtures, and equipment	104,215	143,760
Transportation equipment	1,175	1,127
Leasehold improvements	11,795	14,657
Construction in progress	21,338	3,880
Total property and equipment	447,982	542,091
Less: accumulated depreciation and amortization	58,063	91,205
Property and equipment, net	$389,919	$450,886

Interest capitalized in connection with major construction projects was $.2 million, $.5 million, and $1.6 million in 2000, 2001 and 2002, respectively. Depreciation and amortization expense, for property and equipment, totaled $10.8 million, $26.9 million, and $34.0 million in 2000, 2001, and 2002, respectively.

4. Excess of the Cost Over Fair Value of Net Assets Acquired (Goodwill) and Other Intangible Assets

For the years ended December 31, 2000 and 2001, the Company recorded amortization of goodwill of $1.2 million and $3.5 million, respectively. Excluding amortization of goodwill, pro forma net income and diluted net income per share for the year ended December 31, 2000 would have been $12.7 million and $.41 per share, respectively, and for the year ended December 31, 2001 would have been $26.2 million and $.82 per share, respectively.

As part of the CRC Holdings, Inc. ("CRC") acquisition in April 2001, the Company acquired the management service contract (the "Contract") for Casino Rama. This intangible asset is being amortized over its contractual life on the straight-line method through July 31, 2011, the expiration date of the Contract. The gross carrying amount of the Contract is $25.7 million and the accumulated amortization is $4.2 million as of December 31, 2002. The average annual amortization expense for the remaining life of the Contract is approximately $2.5 million. Amortization expense for the Contract totaled $1.7 million and $2.5 million in 2001 and 2002, respectively.

5. Long-term Debt

Long-term debt is as follows (in thousands):

December 31,	2001	2002
$200 million 11 1/8 % senior subordinated notes. These notes are general unsecured obligations of the Company	$200,000	$200,000
$175 million 8 7/8 % senior subordinated notes. These notes are general unsecured obligations of the Company.	–	175,000
$350 million senior secured credit facility. This credit facility was secured by substantially all of the assets of the Company.	258,875	–
Other notes payable	34	18
	458,909	375,018
Less current maturities	15,141	18
	$443,768	$375,000

Maturities of long-term debt outstanding at December 31, 2002 are as follows: $200 million in 2008 and $175 million in 2010. At December 31, 2002, the Company was contingently obligated under letters of credit issued pursuant to the senior secured credit facility with face amounts aggregating $4.0 million.

11 1/8% Senior Subordinated Notes due 2008

On March 12, 2001, the Company completed an offering of $200 million of its 11 1/8% Senior Subordinated Notes due 2008. Interest on the notes is payable on March 1 and September 1 of each year, beginning September 1, 2001. These notes mature on March 1, 2008. The proceeds from these notes were used to finance the CRC Acquisition.

The Company may redeem all or part of the notes on or after March 1, 2005 at certain specified redemption prices. Prior to March 1, 2004, the Company may redeem up to 35% of the notes from proceeds of certain sales of its equity securities. The notes are also subject to redemption requirements imposed by state and local gaming laws and regulations.

The notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company's current and future wholly owned domestic subsidiaries. The notes rank equally with the Company's future senior subordinated debt and junior to its senior debt, including debt under the

Company's senior credit facility. In addition, the notes will be effectively junior to any indebtedness of our non-U.S. subsidiaries or subsidiaries that do not guarantee the notes ("Unrestricted Subsidiaries").

The notes and guarantees were originally issued in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). On July 30, 2001, the Company completed an offer to exchange the notes and guarantees for notes and guarantees registered under the Securities Act having substantially identical terms.

8⅞% Senior Subordinated Notes due 2010

On February 28, 2002, the Company completed an offering of $175,000,000 of its 8⅞% senior subordinated notes due 2010. Interest on the 8⅞% notes is payable on March 15 and September 15 of each year, beginning September 15, 2002. The 8⅞% notes mature on March 15, 2010. The Company used the net proceeds from the offering, totaling approximately $170.0 million after deducting underwriting discounts and related expenses, to repay term loan indebtedness under its existing senior secured credit facility.

The Company may redeem all or part of the 8⅞% notes on or after March 15, 2006 at certain specified redemption prices. Prior to March 15, 2005, the Company may redeem up to 35% of the 8⅞% notes from proceeds of certain sales of its equity securities. The 8⅞% notes also are subject to redemption requirements imposed by state and local gaming laws and regulations.

The 8⅞% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company's current and future wholly owned domestic subsidiaries. The 8⅞% notes rank equally with the Company's future senior subordinated debt and the 11⅛% senior subordinated notes, and junior to its senior debt, including debt under the Company's senior credit facility. In addition, the 8⅞% notes will be effectively junior to any indebtedness of our non-U.S. subsidiaries or Unrestricted Subsidiaries, none of which have guaranteed the 8⅞% notes.

$350 Million Senior Secured Credit Facility

The credit facility is comprised of a $75.0 million revolving credit facility maturing on August 8, 2005, a $75.0 million Tranche A term loan maturing on August 8, 2005 and a $200 million Tranche B term loan maturing on August 8, 2006. Up to $10.0 million of the revolving credit facility may be used for the issuance of standby letters of credit. In addition, up to $10.0 million of the revolving credit facility also may be used for short-term credit to be provided to the Company on a same-day basis, which must be repaid within five days. In connection with the Company's equity and debt financing transactions in February 2002, it repaid the entire then-outstanding balances under the Tranche A and Tranche B term loans. These term loans are not available for future reborrowing. As of December 31, 2002, there was no outstanding balance on the revolving credit facility and $71.0 million was available for reborrowing (after giving effect to outstanding letters of credit of $4.0 million). (See Note 15).

At the Company's option, the revolving credit facility may bear interest at (1) the highest of 1/2 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.25%, or (2) a rate tied to a eurodollar rate, as defined, plus applicable margin up to 3.25%, in either case with the applicable rate based on the Company's total leverage.

The terms of the senior secured credit facility require the Company to satisfy certain financial covenants such as leverage and fixed charge coverage ratios, minimum EBITDA, as defined, and net worth and limit capital expenditures. During 2002, the Company was in compliance with all required financial covenants.

As a result of the prepayment of the Company's term loan, the Company charged to operations deferred financing costs of $5.9 million related to the repayment of existing outstanding debt. In addition, the Company paid a prepayment penalty of $2.0 million. The total, $7.9 million, has been reflected as an extraordinary item, net of income tax benefit of $2.8 million, in the consolidated statement of income for the year ended December 31, 2002.

As a result of the Company's 2000 refinancing of its senior secured credit facilities, the Company charged to operations deferred financing costs of $4.5 million related to the repayment of existing outstanding debt. In addition, the Company paid a tender premium of $6.7 million. The total, $11.2 million, has been reflected as an extraordinary item, net of an income tax benefit of $4.6 million in the consolidated statements of income for the year ended December 31, 2000.

Interest Rate Swap Contracts

On December 20, 2000, the Company entered into an interest rate swap with a notional amount of $100 million and a termination date of December 22, 2003. Under this agreement, the Company pays a fixed rate of 5.835% against a variable interest rate based on the 90-day LIBOR rate. On August 3, 2001, the Company entered into an interest rate swap with a notional amount of $36 million with a termination date of June 30, 2004. Under this agreement, the Company pays a fixed rate of 4.8125% against a variable interest rate based on the 90-day LIBOR rate. At December 31, 2002, the 90-day LIBOR rate was 1.4%. The Company entered into these interest rates swap agreements due to the requirements of the senior secured credit facility and to reduce the impact of future variable interest payments related to the Company's senior secured credit facility.

In 2001, the Company accounted for the effective interest rate swap agreements as cash flow hedges. The changes in the fair values of effective interest rate swaps were recorded as adjustments to accrued interest in the accompanying consolidated balance sheet with the offset recorded in accumulated other comprehensive loss, which as of December 31, 2001 amounted to $3.8 million, net of an income tax benefit of $2.0 million. The amount of ineffectiveness related to the cash flow hedges in 2001 and 2002 was immaterial. In March 2002, the Company repaid all of its then outstanding variable rate debt with the issuance of the 8⅞% Senior Subordinated Notes, fixed rate debt. The hedge designation was removed. Subsequent changes in the fair value of the interest rate swap contracts are recognized as adjustments to loss on change in fair values of interest rate swaps in the accompanying statements of income in the period in which they occur. Accordingly, the Company has recorded a non-cash pre-tax loss of $5.8 million, or $.09 per diluted share after tax, for the year ended December 31, 2002. Amounts previously recognized in other comprehensive income will be reclassified to income over the remaining term of the swap as the Company incurs interest expense on the replacement debt. Over the next twelve months, approximately $2.4 million will be reclassified to income.

6. Commitments and Contingencies

Litigation

Penn and its subsidiaries are subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company's consolidated financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

The following proceedings could result in costs, settlements or damages that materially impact the Company's consolidated financial condition or operating results. In each instance, the Company believes that it has meritorious defenses and/or counter-claims and intends to vigorously defend itself.

In August 2002, the lessor of the property on which Casino Rouge conducts a significant portion of its dockside operations filed a lawsuit against the Company in the 19th Judicial District Court for the Parish of East Baton Rouge, LA seeking a declaratory judgment that the plaintiff is entitled to terminate the lease and/or void the Company's option to renew the lease due to certain alleged defaults by the Company or its predecessors-in-interest. The current term of the Company's lease expires in January 2004. Discovery has not been yet commenced and no trial date has been set.

In October 2002, in response to the Company's plans to relocate the river barge underlying the Boomtown Casino to an adjacent property, the lessor of the property on which the Boomtown Casino conducts a portion of its dockside operations filed a lawsuit against the Company in the U.S. District Court for the Southern District of Mississippi seeking a declaratory judgment that (i) the Company must use the leased premises for a gaming use, or, in the alternative, (ii) after the move, the Company will remain obligated to make the revenue based rent payments to plaintiff set forth in the lease. The plaintiff filed this suit immediately after the Mississippi Gaming Commission approved the Company's request to relocate the barge. Since such approval, the Company and the U.S. Army Corps of Engineers have also approved our plan to relocate the barge. The case is in the discovery phase at this time. A trial date has not yet been set.

Operating Leases

The Company is liable under numerous operating leases for automobiles, other equipment and buildings, which expire through 2010. Total rental expense under these agreements was $2.1 million, $4.0 million, and $5.2 million for the years ended December 31, 2000, 2001, and 2002, respectively.

The future lease commitments relating to noncancelable operating leases as of December 31, 2002 are as follows (in thousands):

December 31,	
2003	$ 5,119
2004	4,223
2005	3,130
2006	2,803
2007	2,245
Thereafter	20,443
	$37,963

The Company leases land for use by Boomtown Biloxi. The lease term is 99 years and is cancelable upon one year's notice. The lease called for an initial deposit by the Company of $2.0 million and for annual base lease rent payments of $2.0 million and percentage rent equal to 5.0% of adjusted gaming win (as defined in the lease) over $25.0 million and 6.0% of the amount by which the adjusted gaming win exceeds $50.0 million. During the period from August 8, 2000 to December 31, 2000 and for the years ended December 31, 2001 and 2002 the Company paid lease rent under this agreement of $1.3 million, $3.6 million, and $4.2 million respectively.

The Company leases land for use by Bullwhackers Casinos in Black Hawk, Colorado. There are five leases with terms of one to 30 years. The leases consist of annual base lease rent payments, which are included in the above table, plus a percentage rent based on a percent of adjusted gaming win as described in the leases. The annual base lease rent payments were $1.2 million for the period April 28, 2002 to December 31, 2002. Total lease payments for the period were $1.9 million. In October 2002, the Company signed an agreement to purchase a portion of the leased land for a total of $6.0 million.

Commitments

As of December 31, 2002, the Company is contractually committed to spend approximately $24.9 million in capital expenditures for 2003 projects.

Employee Benefit Plans

The Company has profit sharing plans under the provisions of Section 401(k) of the Internal Revenue Code that cover all eligible employees who are not members of a bargaining unit. The plans enable employees choosing to participate to defer a portion of their salary in a retirement fund to be administered by the Company. The Company's contributions to the plans are set at 50% of employees' elective salary deferrals up to a maximum of 6% of employee compensation. The Company also has a defined contribution plan, the Charles Town Races Future Service Retirement Plan, covering substantially all of its union employees at the Charles Town Entertainment Complex. The Company makes monthly contributions equal to the amount accrued for retirement expense, which is calculated as .25% of the daily mutual handle and .5% of the net video lottery revenues. Total contributions to the plans for the years ended December 31, 2000, 2001 and 2002 were $1.1 million, $1.8 million and $2.5 million, respectively.

The Company maintains a non-qualified defined contribution deferred compensation plan that covers most management and other highly compensated employees. This plan was effective March 1, 2001. The plan allows the participants to defer, on a pre-tax basis, a portion of their base annual salary and bonus and earn tax-deferred earnings on these deferrals. The plan also provides for matching Company contributions that vest over a five-year period. The Company has established a Trust and transfers to the Trust, on an annual basis, an amount necessary to provide on a present value basis for its respective future liabilities with respect to participant deferral and Company contribution amounts. Company contributions in 2001 and 2002 were $.5 million and $.3 million.

Agreements with Horsemen and Pari-Mutuel Clerks

The Company has agreements with the horsemen at each of the racetracks. The continuation of these agreements is required to allow the Company to conduct live racing and export and import simulcasting. In addition, the simulcasting agreements are subject to the horsemen's approval.

On March 23, 1999, the Company entered into a new four-year, nine-month purse agreement with the Horsemen's Benevolent and Protection Association, which represents the horsemen at the Company's Penn National Race Course facility in Grantville, Pennsylvania. The initial term of the agreement ends on January 1, 2004 and automatically renews for another two-year period, without change, unless notice is given by either party at least ninety days prior to the end of the initial term.

On December 17, 1999, the Company entered into a new three-year purse agreement with the Pennsylvania Harness Horsemen's Association, Inc., which represents the owners, trainers, and drivers at the Pocono Downs in Wilkes-Barre, Pennsylvania. The contract term began on January 16, 2000 and ended on January 15, 2003. The Company signed a new agreement that ends on January 15, 2004. The Company also has an agreement with the Charles Town Horsemen that expired on December 31, 2002. The Charles Town agreement has been extended until September 30, 2003.

In addition to the horsemen agreements, in order to operate gaming machines in West Virginia, the Company is required to enter into written agreements regarding the proceeds of the gaming machines at the Charles Town Entertainment Complex with the pari-mutuel clerks at Charles Town. The agreement with the pari-mutuel clerks at Charles Town expires on December 31, 2004.

New Jersey Joint Venture

On January 28, 1999, the Company, along with its Joint Venture partner, Greenwood New Jersey, Inc. purchased certain assets and assumed certain liabilities of Freehold Racing Association, Garden State Racetrack and related entities, in a transaction accounted for as a purchase (the "New Jersey Acquisition").

Upon completion of the New Jersey Acquisition, the Company entered into a lease agreement for real property and equipment at Garden State Park (the leased premises). In December 2000, the leased premises were sold. In accordance with the lease, the agreement terminated 180 days after the closing of the sale. As a result, the Joint Venture's operations at Garden State Park ceased during May 2001.

The Company made an $11.3 million loan to the Joint Venture and an equity investment of $.3 million. The loan is evidenced by a subordinated secured note, which has been included in investment in and advances to an unconsolidated affiliate in the consolidated financial statements. The note bears interest at prime plus 2.25% or a minimum of 10% (as of December 31, 2002 the interest rate was 10%). The Company has recorded interest income in the accompanying consolidated financial statements of $1.3 million, $1.2 million, and $1.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

The Company entered into a Debt Service Maintenance Agreement with a bank to guarantee 50% of a $23.0 million term loan to the Joint Venture. As of December 31, 2002, the Company's obligation under its guarantee of the term loan was limited to approximately $9.6 million. The Company's investment in the Joint Venture is accounted for under the equity method. The original investment was recorded at cost and has been adjusted by the Company's share of income of the Joint Venture and distributions received. The Company's 50% share of the income of the Joint Venture is included in other income (expense) in the accompanying consolidated statements of income.

7. Income Taxes

Deferred tax assets and liabilities are comprised of the following (in thousands):

December 31,	2001	2002
Deferred tax assets		
Accrued expenses	$ 2,214	$ 1,356
State net operating losses	4,428	7,443
Other comprehensive income	2,043	872
Gross deferred tax assets	8,685	9,671
Less Valuation Allowance	(3,068)	(6,096)
Net Deferred Tax Asset	5,617	3,575
Deferred tax liabilities		
Property, plant and equipment	(41,256)	(49,668)
Net deferred taxes	$(35,639)	$(46,093)
Reflected on consolidated balance sheets		
Current deferred tax asset, net	$ 4,610	$ 4,405
Noncurrent deferred tax liabilities, net	(40,249)	(50,498)
Net deferred taxes	$(35,639)	$(46,093)

The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized.

The provision for income taxes charged to operations was as follows (in thousands):

Year ended December 31,	2000	2001	2002
Current tax expense			
Federal	$ 6,199	$ 5,542	$12,436
State	660	107	740
Total current	6,859	5,649	13,176
Deferred tax expense (benefit)			
Federal	3,447	7,159	8,452
State	(169)	(200)	76
Total deferred	3,278	6,959	8,528
Total provision	$10,137	$12,608	$21,704

The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate for the following periods:

Year ended December 31,	2000	2001	2002
Percent of pretax income			
Federal tax rate	34.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	1.1	(.2)	1.0
Permanent differences, including amortization of management contract	.1	.3	1.6
Other miscellaneous items	.1	(.4)	–
	35.3%	34.7%	37.6%

For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $114.8 million available to reduce future state income taxes primarily for the Commonwealth of Pennsylvania as of December 31, 2002. If not used, substantially all the carryforwards will expire at various dates from December 31, 2006 to December 31, 2022.

8. Supplemental Disclosures of Cash Flow Information

Year ended December 31, *(In thousands)*	2000	2001	2002
Cash payments of interest	$ 18,426	$ 36,709	$39,886
Cash payments of income taxes	3,799	3,480	12,752
Acquisitions			
Cash paid	195,000	182,000	7,114
Fair value of assets acquired	207,631	250,388	7,504
Fair value of liabilities assumed	5,847	211,662	1,495

9. Shareholder's Equity

Equity Offering

On February 20, 2002, the Company completed a public offering of 9,200,000 shares of its common stock at a public offering price of $15.25 per share. Of the common stock sold in the offering, the Company sold 6,700,000 shares and The Carlino Family Trust, a related party, sold 2,500,000 shares. The Company used its net proceeds from the offering, totaling approximately $96.1 million after deducting underwriting discounts and related expenses, to repay term loan indebtedness under its existing senior secured credit facility. The Company did not receive any proceeds from the offering by The Carlino Family Trust.

Stock Split

The Board of Directors authorized a two-for-one stock split of the Company's common stock on May 22, 2002 to shareholders of record on June 4, 2002. The stock split was effective on June 25, 2002. All references in the financial statements to number of shares and net income per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of common stock shares outstanding.

Shareholder Rights Plan

On May 20, 1998, the Board of Directors of the Company authorized and declared a dividend distribution of one Preferred Stock purchase right (the "Rights") for each outstanding share of the Company's common stock, par value $.01 per share (the "Common Shares"), payable to shareholders of record at the close of business on March 19, 1999. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Preferred Stock Fraction"), or a combination of securities and assets of equivalent value, at a purchase price of $20.00 per Preferred Stock Fraction (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated March 2, 1999 between the Company and Continental Stock Transfer and Trust Company as Rights Agent. All terms not otherwise defined herein are used as defined in the Rights Agreement.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (the "Stock Acquisition Date"), announces a tender or exchange offer that will result in such person or group acquiring 20% or more of the outstanding common stock or is a beneficial owner of a substantial amount of Common Shares (at least 10%) whose ownership may have a material adverse impact ("Adverse Person") on the business or prospects of the Company. The Company will be entitled to redeem the Rights at a price of $.01 per Right (payable in cash or stock) at any time until 10 days following the Stock Acquisition Date or the date on which a person has been determined to be an Adverse Person. If the Company is involved in certain transactions after the Rights become exercisable, a Holder of Rights (other than Rights owned by a shareholder who has acquired 15% or more of the Company's outstanding common stock or is determined to be an Adverse Person, which Rights become void) is entitled to buy a number of the acquiring company's Common Shares or the Company's common stock, as the case may be, having a market value of twice the exercise price of each Right. A potential dilutive effect may exist upon the exercise of the Rights. Until a Right is exercised, the holder will have no rights as a stockholder of the Company, including, without limitations, the right to vote as a stockholder or to receive dividends. The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 18, 2009, unless earlier redeemed or exchanged by the Company.

10. Stock Based Compensation

In April 1994, the Company's Board of Directors and shareholders adopted and approved the Stock Option Plan (the "Plan"). The Plan permits the grant of options to purchase up to 6,000,000 shares of Common Stock, subject to antidilution adjustments, at a price per share no less than 100% of the fair market value of the Common Stock on the date an option is granted with respect to incentive stock options only. The price would be no less than 110% of fair market value in the case of an incentive stock option granted to any individual who owns more than 10% of the total combined voting power of all classes of outstanding stock. The Plan provides for the granting of both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, and nonqualified stock options, which do not so qualify. At December 31, 2002, there were 735,000 options available for future grants under the Plan. Unless the Plan is terminated earlier by the Board of Directors, the Plan will terminate in April 2004.

Stock options that expire between March 3, 2003 and January 2, 2012 have been granted to officers and directors to purchase Common Stock at prices ranging from $1.67 to $20.39 per share. All options were granted at market prices at date of grant. The following table contains information on stock options issued under the Plan for the three-year period ended December 31, 2002:

	Option Shares	Average Exercise Price
Outstanding at January 1, 2000	2,550,500	$ 3.64
Granted	589,000	4.83
Exercised	(290,000)	2.39
Canceled	(22,000)	5.18
Outstanding at December 31, 2000	2,827,500	4.01
Granted	1,070,392	6.00
Exercised	(948,500)	3.10
Canceled	(46,000)	2.39
Outstanding at December 31, 2001	2,903,392	5.08
Granted	1,035,500	15.85
Exercised	(867,334)	6.22
Canceled	(138,392)	5.00
Outstanding at December 31, 2002	2,933,166	8.55

In addition, 600,000 Common Stock options were issued to the Company's Chairman outside the Plan on October 23, 1996. These options were issued at $8.82 per share and are exercisable through October 23, 2006. During the year 2002 all of these options were exercised.

	Option Shares	Weighted Average Exercise Price
2000	2,457,584	$4.86
2001	1,820,836	5.73
2002	917,875	3.53

The following table summarizes information about stock options outstanding at December 31, 2002:

	EXERCISE PRICE RANGE			TOTAL
	$1.67 TO $5.16	$5.31 TO $14.84	$15.47 TO $20.39	$1.67 TO $20.39
Outstanding options				
Number outstanding	1,360,916	1,171,250	401,000	2,933,166
Weighted average remaining contractual life (years)	4.25	6.00	6.64	5.28
Weighted average exercise price	$3.56	$11.09	$18.04	$8.55
Exercisable options				
Number outstanding	807,000	96,500	14,375	917,875
Weighted average exercise price	$2.80	$7.57	$17.46	$3.53

The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25 and related Interpretations. No stock-based employee compensation cost is reflected in net income for options granted since all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. However, there are situations that may occur, such as the accelerated vesting of options, that require a current charge to income. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Year ended December 31, *(In thousands)*	2000	2001	2002
Net income, as reported	$11,992	$23,758	$30,863
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	–	–	270
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(290)	(773)	(1,971)
Pro forma net income	$11,702	$22,985	$29,162
Earnings per share			
Basic-as reported	$.40	$.78	$.82
Basic-pro forma	$.39	$.75	$.77
Diluted-as reported	$.39	$.75	$.79
Diluted-pro forma	$.38	$.72	$.75

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 2001 and 2002:

Year ended December 31,	2000	2001	2002
Risk-free interest rate	6.0%	6.0%	3.0%
Volatility	35.0%	75.8%	50.0%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	5	5	5

The effects of applying SFAS 123 in the above pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995. Additional awards in future years are anticipated.

11. Segment Information

The Company has determined that it currently operates in two segments: (1) gaming and (2) racing. The accounting policies for each segment are the same as those described in the "Summary of Significant Accounting Policies." The Company and the gaming industry use earnings before interest, taxes, depreciation and amortization, loss on change in fair value of interest rate swaps and gain/loss on sale of assets and inclusive of earnings from joint venture ("EBITDA"), as a means to evaluate performance. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles. EBITDA information is presented solely as a supplemental disclosure because management believes that it is a widely used measure of operating performance in the gaming industry. EBITDA should not be construed as an alternative to operating income, as an indicator of the Company's operating performance, or as an alternative to cash flows from operating activities, as a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. The Company has significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in EBITDA. It should also be noted that other gaming companies that report EBITDA information may calculate EBITDA in a different manner than the Company.

The table below presents information about reported segments (in thousands):

	Gaming(1)	Racing	Eliminations	Total
Year ended December 31, 2000				
Revenue	$191,495	$101,937	$ (1,631)(2)	$291,801
EBITDA(3)	38,988	20,493	–	59,481
Total Assets	673,682	91,756	(325,538)(4)	439,900
Depreciation and Amortization	8,153	3,886		12,039
Capital Expenditures	24,191	3,104	–	27,295
Year ended December 31, 2001				
Revenue	$ 420,199	$98,713	$ (1,775)(2)	$517,137
EBITDA(3)	95,100	17,236	–	112,336
Total Assets	1,092,400	90,014	(503,037)(4)	679,377
Depreciation and Amortization	28,072	4,022	–	32,094
Capital Expenditures	38,856	2,655	–	41,511
Year ended December 31, 2002				
Revenue	$ 556,809	$102,516	$ (1,779)(2)	$657,546
EBITDA(3)	126,246	15,113	–	141,359
Total Assets	1,198,009	98,358	(530,887)(4)	765,480
Depreciation and Amortization	33,012	3,444	–	36,456
Capital Expenditures	87,792	1,110	–	88,902

(1) Reflects results of the Mississippi properties since the August 8, 2000 acquisition, the CRC acquisition since April 28, 2001, and the Bullwhackers acquisition since April 25, 2002.

(2) Primarily reflects intercompany transactions related to import/export simulcasting.

(3) EBITDA consists of earnings before interest, taxes, depreciation and amortization, loss on change in fair value of interest rate swaps and gain/loss on sale of assets and inclusive of earnings from joint venture.

(4) Primarily reflects elimination of intercompany investments, receivables and payable.

12. Summarized Quarterly Data (Unaudited)

Following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2002:

	Fiscal Quarter			
	First	Second	Third	Fourth
(In thousands, except per share data)				
2001				
Net revenues	$ 104,386	$ 131,973	$ 145,006	$ 135,772
Income from operations	14,775	21,240	23,301	17,575
Net income	4,616	6,488	7,713	4,941
Basic net income per share	.16	.21	.25	.16
Diluted net income per share	.16	.20	.24	.15
2002				
Net revenues	$153,596	$165,029	$175,399	$163,522
Income from operations	24,696	27,197	28,403	21,827
Income before extraordinary item	9,282	9,162	9,944	7,626
Net income	4,131	9,162	9,944	7,626
Basic income per share before extraordinary item	.25	.24	.25	.21
Basic net income per share	.12	.24	.25	.21
Diluted income per share before extraordinary item	.25	.23	.25	.19
Diluted net income per share	.12	.23	.25	.19

13. Earnings per Share

Options to purchase 1,181,000, 156,000, and 337,500 shares of common stock were outstanding during the years ended December 31, 2000, 2001 and 2002, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore the effect would be antidilutive. The following represents a reconciliation from basic earnings per share to diluted earnings per share.

Year ended December 31,	2000	2001	2002
(In thousands)			
Determination of shares			
Weighted average common shares outstanding	29,936	30,653	37,775
Assumed conversion of dilutive stock options	950	1,184	1,319
Diluted weighted average common shares outstanding	30,886	31,837	39,094

14. Related Party Transactions

Life Insurance Policies

The Company paid premiums on life insurance policies (the "Policies") on behalf of certain irrevocable trusts (the "Trusts") created by the Company's Chief Executive Officer ("CEO"). The policies cover the CEO's life and that of his spouse. The Trusts are the owners and beneficiaries of the policies and are obligated to reimburse the Company for all premiums paid when the insurance matures or upon death. As of December 31, 2002, the Company has recorded receivables from such trusts in the amount of $1,418,000. The Company paid premiums of $238,000, $238,000, and $227,000 in 2000, 2001, and 2002, respectively. No premium payments were made after September 2002.

Executive Office Lease

The Company leases two executive office facilities from an affiliate of its Chief Executive Officer. Rent expense for the years ended December 31, 2000, 2001 and 2002 amounted to $105,000, $105,000, and $154,000. These leases expire in March 2005 and June 2012 and provide for minimum annual future payments of $238,000.

Airplane Lease

For each of the three years in the period ended December 31, 2002, the Company leased an aircraft from a company owned by an outside Director of the Company. The lease provides for monthly payments of $27,775.

15. Subsequent Events

Hollywood Casino Corporation

On March 3, 2003, the Company completed its acquisition of Hollywood Casino Corporation (HWD:AMEX) ("Hollywood Casino") and acquired 100 percent of its outstanding common stock for approximately $774.3 million in cash, including related acquisition costs and the repayment of existing debt of Hollywood Casino. The results of operations for Hollywood Casino will be included in the consolidated financial statements from such date. Hollywood Casino owns and operates distinctively themed casino entertainment facilities in major gaming markets in Aurora, Illinois, Tunica, Mississippi and Shreveport, Louisiana. As a result of the acquisition, the Company believes it will become the seventh largest gaming company in the United States (based on gaming revenues). The acquisition will expand the Company's customer base and provide increased geographic diversity, allowing the Company to be less dependent on one property (Charles Town) for financial growth. Under the terms of the purchase agreement, a wholly-owned subsidiary of the Company merged with and into Hollywood Casino, and Hollywood Casino stockholders received cash in the amount of $12.75 per share at closing or $328.1 million and holders of Hollywood Casino stock options received $19.0 million (representing the aggregate difference between $12.75 per share and their option exercise prices).



Litigation of Hollywood Casino Corporation

On March 3, 2003, the Company acquired Hollywood Casino. Since this acquisition was consummated through the merger of one of the Company's wholly-owned subsidiaries into Hollywood Casino. The consolidated financial condition and results of operations may now be affected by the final outcome of any pending legal or administrative proceedings against Hollywood Casino or its subsidiaries. At present, the Company does not believe that the final outcome of these matters will have a material adverse effect on its consolidated financial position or results of operations. However, the Company has only recently begun to integrate Hollywood and its properties into its operations and is still developing a first-hand understanding of its operations.

$800 Million Senior Secured Credit Facility

On March 3, 2003, the Company entered into an $800 million senior secured credit facility with a syndicate of lenders that replaced the Company's $350 million credit facility.

The credit facility is comprised of a $100.0 million revolving credit facility maturing on September 1, 2007, a $100.0 million Term A facility loan maturing on September 1, 2007 and a $600 million Term B Facility loan maturing on September 1, 2007. The maturity dates will be extended to the fifth anniversary dates for the revolving and Term A loans and the sixth anniversary date for the Term B loan if the Company's outstanding 11⅛% Senior Subordinated Notes due 2008 are refinanced in full to a date that is at least seven years and 181 days after March 3, 2003. Up to $20.0 million of the revolving credit facility may be used for the issuance of standby letters of credit. In addition, up to $20 million of the revolving credit facility also may be used for short-term credit to be provided to the Company on a same-day basis. On March 3, 2003 the Company borrowed the entire Term A and Term B term loans to complete the purchase of Hollywood Casino and to call their $360 million Senior Secured Notes.

At the Company's option, the revolving and the Term A credit facilities may bear interest at (1) the highest of 1/2 of 1% in excess of the federal funds effective rate or the base rate of interest that the Administrative Agent announces from time to time as its prime lending rate plus an applicable margin of up to 2.25%, or (2) a rate tied to a eurodollar rate plus an applicable margin up to 3.25%, in either case, with the applicable rate based on the Company's total leverage. The Term B credit facility may bear interest at (1) the highest of 1/2 of 1% in excess of the federal funds effective rate or the base rate of interest that the Administrative Agent announces from time to time as its prime lending rate plus an applicable margin of up to 3.00%, or (2) a rate tied to a eurodollar rate plus an applicable margin up to 4.00%, in either case, with the applicable rate based on the Company's total leverage.

The terms of the Company's $800 million senior secured credit facility require the Company to satisfy certain financial covenants, such as leverage and fixed charge coverage ratios, and limitations on indebtedness, liens, investments and capital expenditures.

Hollywood Shreveport Notes

Hollywood Casino Shreveport and Shreveport Capital Corporation are co-issuers of $150 million aggregate principal amount of 13% senior secured notes due 2006 and $39 million aggregate principal amount of 13% first mortgage notes due

2006 (the "Hollywood Shreveport Notes"). Hollywood Casino Shreveport is a general partnership that owns and operates the Hollywood Shreveport casino. Shreveport Capital Corporation is a wholly owned subsidiary of Hollywood Casino Shreveport formed solely for the purpose of being a co-issuer of the Hollywood Shreveport Notes.

The Hollywood Shreveport Notes are non-recourse to Penn and its subsidiaries (other than Hollywood Casino Shreveport, Shreveport Capital Corporation, HCS I, Inc., HCS II, Inc. and HWCC-Louisiana, Inc. (collectively the "Shreveport Entities") and are secured by substantially all of the assets of the Hollywood Shreveport casino, and the partnership interests held by HCS I, Inc. and HCS II, Inc. and the stock held by HWCC-Louisiana, Inc.

The indentures governing the Hollywood Shreveport Notes require the issuers to make an offer to purchase the Hollywood Shreveport Notes at 101% of the principal amount thereof within 10 days of the occurrence of a "Change of Control" as defined in the indentures. A "Change of Control" was deemed to have occurred under the indentures on March 3, 2003 as a result of the consummation of the merger of Penn's wholly owned subsidiary with and into Hollywood Casino Corporation. Hollywood Casino Shreveport determined that it does not have the liquidity to repurchase the Hollywood Shreveport Notes at 101% of their principal amount and, accordingly, could not make an offer to purchase the Hollywood Shreveport Notes as required under the indentures.

On March 14, 2003, Hollywood Casino Shreveport and Shreveport Capital Corporation were notified by an ad hoc committee of holders of the Hollywood Shreveport Notes that they have 60 days from receipt of the notice to cure the failure to offer to purchase the Hollywood Shreveport Notes or an event of default will have occurred under the indentures. There can be no assurance that an event of default will not occur and that the holders of the Hollywood Shreveport Notes will not pursue all rights and remedies that they may have under the indentures as a result. Further, any action on the part of the noteholders may require the Shreveport Entities to seek the protection of the bankruptcy laws or other similar remedies.

Termination of Interest Rate Swap Agreement

Effective March 3, 2003, the Company terminated its $36 million notional amount interest rate swap originally scheduled to expire in June 2004. The Company paid $1.9 million to terminate the swap agreement.

Report of Independent Certified Public Accountants

Board of Directors
Penn National Gaming, Inc. and Subsidiaries
Wyomissing, Pennsylvania

We have audited the accompanying consolidated balance sheets of Penn National Gaming, Inc. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn National Gaming, Inc. and subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Summary of Significant Accounting Policies in the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets."

BDO Seidman, LLP

BDO Seidman, LLP
Philadelphia, Pennsylvania
January 30, 2003, except for Note 15, which is as of March 14, 2003

Peter M. Carlino
Chairman of the Board and Chief Executive Officer

Kevin DeSanctis
President and Chief Operating Officer

William J. Clifford
Sr. Vice President, Finance & Chief Financial Officer

Robert S. Ippolito
Vice President, Secretary and Treasurer

Jordan B. Savitch, Esq.
Sr. Vice President & General Counsel

Richard Orbann
President, Racing Operations

John Finamore
Sr. Vice President of Regional Operations

Harold Cramer, Esq.
Director, Retired Partner of
Schnader Harrison Segal & Lewis LLP

David A. Handler
Director, Senior Managing Director
Bear Stearns & Co., Inc.

Robert P. Levy
Director, Chairman of the Board
DRT Industries, Inc.

John M. Jacquemin
Director, President
Mooring Financial Corporation

BDO Seidman, LLP
Independent Certified Public Accountants
1700 Market Street
Philadelphia, Pennsylvania 19103

Ballard Spahr Andrews & Ingersoll, LLP
Legal Counsel
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

Form 10-K
The annual report to the Securities and Exchange Commission may be obtained free of charge upon written request at its corporate offices.

Market Information
The Common Stock of the Company is listed on the NASDAQ National Market under the symbol PENN.

Company Website
www.pngaming.com



Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200, Wyomissing, PA 19610
(610) 373-2400, www.pngaming.com